UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 May, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Q1 2013 results in
line with guidance
JOHANNESBURG. 10 May 2013,
Gold Fields Limited (NYSE & JSE:
GFI) today announced net earnings
from continuing operations for the
March 2013 quarter of R236 million
compared with R376 million in the
December 2012 quarter and R381
million in the March 2012 quarter. In
US dollar terms net earnings for the
March 2013 quarter of US$27 million
compared with US$41 million in the
December 2012 quarter and US$49
million in the March 2012 quarter.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:
Operations

The March 2013 quarter was the first quarter that the operations of Gold Fields and Sibanye Gold were effectively managed as separate entities by their respective management teams, although the separation was finalised only on 11
February 2013.

The results for KDC and Beatrix, which technically formed part of the Gold Fields Group until the unbundling of Sibanye
Gold, are shown under the heading “discontinued operations” in the accounts. However, these results have no impact on the overall Group results as the contribution from Sibanye for the quarter was included in the distribution of the Sibanye shares.

The Group’s operational performance during the March 2013 quarter was in line with guidance provided for the full year.
The quarter also saw significant further progress made on the restructuring and refocusing of the Group for cash generation, in line with the outcomes of the Portfolio Review completed in late 2012 and announced on 14 February
2013. The envisaged on-mine interventions, most notably the closing down of marginal production at Tarkwa, St Ives and Agnew, were implemented during the quarter. As a consequence of the review, exploration and project activities are being curtailed so as to deploy our available financial capacity and technical skills on the most promising activities.

The most notable achievement for the quarter is that we had no fatalities at any of the operations. In addition, we also had no lost time injuries at Damang, Cerro Corona and Agnew. Safety of our people continues to be the most important value in the company in that “if we cannot mine safely, we will not mine” and we continue to embed this philosophy into our culture, training and way of working without fear of retribution.

Attributable gold production declined by 11 per cent from 534,000 ounces in the December quarter to 477,000 ounces in the March quarter.

In the South Africa region, the South Deep project produced 63,000 ounces (1,959 kilograms) of gold, which was similar to the December quarter, despite the Christmas break, the impact of which is experienced in the March quarter.
Although South Deep has implemented a new operational model in November 2012, the pre-existing Christmas break arrangements were honoured. A shorter Christmas break will apply this year. The March 2013 quarter was the first full quarter that South Deep operated under the new operating model. While the full benefits of this new way of working still need to be realised, the trends are positive with record tonnes mined (above 200,000 tonnes) for this mechanised mine during March. Further positive trends are expected through the remainder of the year.

In West Africa, Tarkwa’s production declined from 187,800 ounces in the December quarter to 170,100 ounces in the
March quarter, as anticipated. This was largely due to the cessation of ore stacking at the high cost South heap leach facility announced in February this year, as well as a decline in grade. At Damang production was largely unchanged at
44,000 ounces.
Highlights
·
Fatality free quarter
·
Gold production down 11 per cent to 477,000
equivalent attributable ounces, as anticipated
·
Total cash cost of US$819 per ounce and
NCE of US$1,291 per ounce
·
Operating margin of 50 per cent and NCE
margin of 21 per cent

| Gold Fields Results
In the Australasia region, St Ives produced 102,000 ounces compared with 111,600 ounces in the December 2012 quarter, which was in line with the guidance for the full year. The decline was mainly due to the closure of the heap leach operations announced in February 2013. Agnew produced 43,700 ounces compared with 54,900 ounces in the
December quarter, which is in line with lower production levels planned after the withdrawal from the higher cost and lower grade Rajah and Main lodes, also announced in February 2013.

In South America, Cerro Corona produced 76,900 gold equivalent ounces compared with 97,900 gold equivalent ounces in the December quarter. This decline was largely the result of expected lower copper and gold grades and lower recoveries, in line with those published in the Reserve declaration for 2012.

Lower Group production, partially offset by an 8 per cent decline in net operating costs from R3,888 million (US$451 million) in the December quarter to R3,566 million (US$401 million) in the March 2013 quarter, resulted in a 5 per cent increase in total cash costs from R222,433 per kilogram (US$798 per ounce) to R234,036 per kilogram (US$819 per ounce).

Notional cash expenditure (NCE), which includes the capitalised costs for projects in the growth portfolio - and is the true measure of the cost of producing an ounce of gold - decreased by 2 per cent from R377,663 per kilogram (US$1,355 per ounce) in the December quarter to R369,050 per kilogram (US$1,291 per ounce) in the March quarter. This decline was due to lower operating costs, referred to above, as well as reduced capital expenditure during the quarter, partially offset by lower production. As a consequence the NCE margin for the Group increased from 20 per cent to 21 per cent for the quarter. Both total cash costs and NCE for the March 2013 quarter are below the guidance provided for the full year.
Growth
The Group’s growth activities were significantly refocused during the first quarter, in line with the Group’s cash generation objectives and the outcome of the Portfolio Review announced on 14 February 2013.

Greenfields exploration expenditure has been cut from approximately US$130 million spent in 2012 to US$80 million planned for 2013, while exploration activities are being focused on smaller, higher grade, and less capital intensive targets, mainly in the regions where we already have a presence.

Near-mine exploration expenditure has been reduced from US$65 million spent in 2012 to approximately US$28 million planned for 2013, again with the focus being on the most prospective short to medium term targets. Capital expenditure, feasibility and evaluation costs for the international growth projects are under review and are expected to be significantly lower than that spent in 2012, with our available funding refocused on the best of these and other potential projects.

Due to the sub-optimal outcome of the Chucapaca feasibility study completed during 2012, this project in Peru is undergoing a new scoping study. The study will, inter alia, evaluate various new mining configurations, including the possibility of less capital intensive, lower volume but higher grade underground mining, as well as additional exploration on adjacent targets. It is too early to comment on the likelihood of success.

At the Far Southeast project in the Philippines, the focus remains on limited surface geotechnical drilling as well as activities aimed at securing Free Prior Informed Consent (FPIC), which is a prerequisite for obtaining a Financial
Technical Assistance Agreement (FTAA). This process is expected to slow down somewhat due to the pending elections in the Philippines, scheduled for the last quarter of the year.

At the Arctic Platinum project in Finland, the addition of the Suhanko North deposit brings the overall resource for the project to 209 million tonnes for 0.8 million ounces of gold, 2.4 million ounces of platinum, 9.8 million ounces of palladium, 1,034 million pounds of copper and 438 million pounds of nickel. The pre-feasibility study for the project is close to completion and a decision on the way forward is expected later this year.

The Yanfolila project in Mali advanced to a resource development stage during the quarter, following a doubling of the resource to 1.4 million ounces. As this project has fairly low technical risk, we are conducting an in-fill drilling programme, along with a technical, environmental and social impact study, to determine if this project could be fast-
tracked to a development decision by the end of this year. Political developments in the country are being closely monitored.

Stock data
JSE Limited – (GFI)
Number of shares in issue Range – Quarter ZAR69.45 – ZAR110.29
– at end March 2013 734,439,665 Average Volume – Quarter 3,926,840 shares/day
– average for the quarter 731,207,454
NYSE – (GFI)
Free Float 100 per cent Range – Quarter US$7.75 – US$10.73
ADR Ratio 1:1 Average Volume – Quarter 4,585,906 shares/day
Bloomberg/Reuters GFISJ/GFLJ.J

Gold Fields Results |

SOUTH AFRICAN RAND
Continuing Operations
UNITED STATES DOLLARS
Quarter
Key statistics
Quarter
Restated*
March
2012
Restated*
December
2012
March
2013
March
2013
Restated*
December
2012
Restated*
March
2012
15,491            16,618            14,825    kg
Gold produced* oz (000)
477
534 498
189,467           222,433          234,036    R/kg
Total cash cost $/oz
819
798 758
314,291           377,663          369,050    R/kg
Notional cash expenditure $/oz
1,291
1,355 1,258
11,345            11,011              9,535    000                           Tonnes milled/treated
000
9,535
11,011 11,345
419,975            469,914         464,549    R/kg                                 Revenue
$/oz
1,625
1,686 1,681
282                344                375    R/tonne                         Operating costs
$/tonne
42
40 36
3,814             4,340              3,593    Rm                               Operating profit
$m
404
503 491
55                  53                  50    %                                Operating margin
%
50
53 55
25                  20                  21    %                                   NCE margin
%
21
20 25
381                376                 236   Rm                                Net earnings
$m
27
41 49
53                 52                   32    SA c.p.s.
Net earnings US c.p.s.
4
5 7
397                787                 246   Rm                             Headline earnings
$m
28
91 51
55                107                  34    SA c.p.s.
Headline earnings US c.p.s.
4
12 7
465              1,080                608    Rm                           Normalised earnings
$m
68
127 60
64                148                  83    SA c.p.s.
Normalised earnings US c.p.s.
9
18 9
*All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.6 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.
The March 2012 and December 2012 quarters have been restated due to the adoption of IFRIC20.
Certain forward looking statements

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Results for the Group (continuing operations)

Safety

The Group’s fatality injury frequency rate improved from 0.07 in the
December quarter to zero in the March quarter. South Deep has been fatality free for 26 months.

Cerro Corona continued to report zero lost time injuries (LTI’s) and has done so since September 2011. Damang reported no LTI’s for three consecutive quarters.
Quarter ended 31 March 2013 compared with
quarter ended 31 December 2012

Revenue

Attributable equivalent gold production from continuing operations decreased as planned by 11 per cent from 534,000 ounces in the
December quarter to 477,000 ounces in the March quarter, due to the cessation of marginal production at some of the international operations. Production for the quarter was in line with expectation.
At the South Africa region, production at South Deep, increased marginally from 62,700 ounces (1,950 kilograms) to 63,000 ounces
(1,959 kilograms).

Attributable gold production at the West African operations decreased by 8 per cent from 208,600 ounces to 192,100 ounces. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 21 per cent from 96,500 ounces to 75,800 ounces. At the Australian operations, gold production decreased by 12 per cent from 166,500 ounces to 145,700 ounces.

At the West Africa region, managed gold production at Tarkwa decreased by 9 per cent from 187,800 ounces to 170,100 ounces, mainly due to cessation of crushing operations at the South heap leach facility and a reduction in CIL grade. At Damang, managed gold production decreased by 2 per cent from 44,000 ounces to
43,300 ounces due to a decrease in throughput at the process plant.

At the South America region, total managed gold equivalent
production at Cerro Corona decreased by 21 per cent from 97,900 equivalent ounces in the December quarter to 76,900 equivalent ounces in the March quarter. This decrease in production was mainly due to a decrease in gold and copper grades and recoveries as anticipated.

| Gold Fields Results
At the Australasia region, St Ives’ gold production decreased by 9 per cent from 111,600 ounces to 102,000 ounces, mainly due to a
cessation of crushing at the heap leach facility. At Agnew, gold production decreased by 20 per cent from 54,900 ounces to 43,700 ounces mainly due to a cessation in the previous quarter of mining the low grade Main Lode ore body.

The average quarterly US dollar gold price achieved by the Group decreased by 4 per cent from US$1,686 per ounce in the December quarter to US$1,625 per ounce in the March quarter. The average rand gold price decreased by 1 per cent from R469,914 per kilogram to R464,549 per kilogram, while the average Australian dollar gold price decreased by 5 per cent from A$1,654 per ounce to A$1,572 per ounce. The average Rand/US dollar exchange rate weakened by
3 per cent from R8.67 in the December quarter to R8.89 in the March quarter. The average Rand/Australian dollar exchange rate
weakened by 2 per cent from R9.00 to R9.22. The average
Australian/US dollar exchange rate was similar at A$1.00 = US$1.04.

As a result of the above mentioned factors, revenue decreased by 13 per cent from R8,228 million (US$954 million) to R7,159 million
(US$805 million).

Operating costs

Net operating costs decreased by 8 per cent from R3,888 million
(US$451 million) in the December quarter to R3,566 million (US$401 million) in the March quarter. This decrease in production partially offset by the decrease in net operating costs, resulted in an increase in total cash cost of 5 per cent from R222,433 per kilogram (US$798 per ounce) to R234,036 per kilogram (US$819 per ounce).

At the South Africa region, net operating costs at South Deep increased by 3 per cent from R658 million (US$76 million) to R679 million (US$76 million) and total cash cost increased by 2 per cent from R333,282 per kilogram (US$1,196 per ounce) to R339,969 per kilogram (US$1,189 per ounce) due to the increase in costs partially offset by the increase in production.

At the West Africa region, net operating costs decreased by 7 per cent from US$182 million (R1,567 million) to US$169 million (R1,500 million). This decrease was due to the decreased production at
Tarkwa and Damang as well as a build-up of inventory at Damang partially offset by a higher draw-down of inventory at Tarkwa. Total cash cost at the West African operations increased by 3 per cent from US$787 per ounce to US$810 per ounce due to the decrease in production partially offset by the decrease in net operating costs.

At Cerro Corona in South America, net operating costs decreased by
16 per cent from US$45 million (R389 million) to US$38 million (R333 million). This was due to a decrease in the statutory workers participation in profits and a gold-in-process credit to costs due to an increase in sulphide ore stockpiles. Total cash cost increased by 17 per cent from US$479 per ounce in the December quarter to US$560 per ounce in the March quarter due to the lower gold equivalent ounces sold, partially offset by the decrease in net operating costs.

At the Australasia region, net operating costs decreased by 20 per cent from A$142 million (R1,274 million) to A$114 million (R1,054 million). This was due to the closure of the expensive heap leach operation at St Ives as well as the benefits from the restructuring undertaken towards the end of 2012. At Agnew, the lower costs were due to cost saving initiatives and a build-up of inventory in the March quarter compared with a draw-down in the December quarter. Total cash cost for the region decreased by 7 per cent from A$827 per ounce (US$859 per ounce) to A$773 per ounce (US$802 per ounce)
mainly due to the decreased costs, partially offset by the decrease in production.

Operating margin

Operating profit for the Group decreased by 17 per cent from R4,340 million (US$503 million) in the December quarter to R3,593 million
(US$404 million) in the March quarter due to the decrease in revenue partially offset by the decrease in net operating costs. The Group’s operating margin decreased from 53 per cent in the December
quarter to 50 per cent in the March quarter.

Amortisation

Amortisation for the Group decreased by 1 per cent from R1,224 million (US$142 million) in the December quarter to R1,214 million
(US$137 million) in the March quarter, mainly due to the lower production at the international operations.

Other

Net interest paid for the Group increased from R81 million (US$9 million) in the December quarter to R92 million (US$10 million) in the
March quarter. In the March quarter interest paid of R165 million
(US$19 million) was partially offset by interest received of R22 million
(US$2 million) and interest capitalised of R51 million (US$7 million).
In the December quarter, interest paid of R143 million (US$16 million) was partially offset by interest received of R23 million (US$3 million) and interest capitalised of R39 million (US$4 million).

The loss on share of results of associates after taxation for the Group decreased from R130 million (US$15 million) in the December
quarter to R81 million (US$9 million) in the March quarter and related mainly to the ongoing study and evaluation costs at the Far
Southeast project (FSE).

The loss on foreign exchange of R1 million (US$nil) in the March quarter compared with a gain of R12 million (US$2 million) in the
December quarter. The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans.

The gain on financial instruments of R1 million (US$nil) in the March quarter compared with a loss of R1 million (US$nil) in the December quarter. The results in both quarters were mainly due to mark to market movements on Australia’s diesel hedge contracted during the
September quarter.

Share-based payments for the Group increased from R65 million
(US$7 million) in the December quarter to R117 million (US$13 million) in the March quarter. The lower charge in the December quarter was due to year-end forfeiture adjustments.

Other costs for the Group increased from R53 million (US$6 million)
in the December quarter to R84 million (US$9 million) in the March quarter. The lower costs in the December quarter was mainly due to a reversal of legislative rates and taxes (Stool tax) on exploration properties in Ghana of R35 million (US$4 million).

Exploration

Exploration expenditure decreased from R322 million (US$38 million)
in the December quarter to R211 million (US$24 million) in the March quarter due to a deliberate reduction in expenditure. Refer to the
Growth and international projects section on page 10 for more detail on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate
development and strategic project costs and general office costs in the various countries the Group operates in, increased from R106 million (US$12 million) in the December quarter to R118 million
(US$13 million) in the March quarter, due to increased costs incurred at Yanfolila. Refer to the Growth and international projects section on page 10 for more detail.

Non-recurring items

Non-recurring expenses of R390 million (US$44 million) in the March quarter compared with R986 million (US$120 million) in the
December quarter. The non-recurring expenses in the March quarter included R47 million (US$5 million) relating to business process re-
engineering and restructuring costs mainly at South Deep and
Tarkwa, as well as R323 million (US$36 million) relating to costs incurred on the unbundling of Sibanye. The unbundling costs
included R209 million (US$24 million) which related to the refinancing of facilities in terms of the unbundling requirements.

The non-recurring expenses in the December quarter included:
exploration and heap leach impairments at St Ives of R235 million
(US$27 million) and R240 million (US$28 million) respectively, exploration impairments at Agnew of R199 million (US$23 million), an impairment of heavy mining equipment at Tarkwa of R37 million
(US$4 million), the collective agreement buy-out at South Deep of
R197 million (US$23 million) and restructuring costs of R96 million

Gold Fields Results |

(US$11 million) related to business process re-engineering costs incurred across all the operations.

Royalties

Government royalties for the Group decreased from R280 million
(US$33 million) in the December quarter to R247 million (US$28 million) in the March quarter mainly due to the lower revenue received on which royalties are calculated.

Taxation

Taxation for the Group increased from R642 million (US$71 million)
in the December quarter to R733 million (US$83 million) in the March quarter. Taxable income increased marginally due to an increase in non-deductable expenses relating to the unbundling of Sibanye.

Earnings

Net earnings attributable to owners of the parent amounted to R236 million (US$27 million) or 32 SA cents per share (US$0.04 per share)
in the March quarter, compared with R376 million (US$41 million) or
52 SA cents per share (US$0.05 per share) in the December quarter.

Headline earnings amounted to R246 million (US$28 million) or 34
SA cents per share (US$0.04 per share) in the March quarter, compared with R787 million (US$91 million) or 107 SA cents per share (US$0.12 per share) in the December quarter.

Normalised earnings amounted to R608 million (US$68 million) or 83
SA cents per share (US$0.09 per share) in the March quarter, compared with R1,080 million (US$127 million) or 148 SA cents per share (US$0.18 per share) in the December quarter.

Discontinued Operations

Results from discontinued operations amounted to R2.6 billion in the
March quarter compared to R165 million in the December quarter.
The R2.6 billion in the March quarter comprised net profit from discontinued operations of R490 million and net profit on distribution of discontinued operations of R2,064 million. The R165 million in the
December quarter comprised net profit from discontinued operations of R165 million for the December quarter. The net profit from discontinued operations of R490 million in the March quarter related to the operating results of Sibanye Gold for the two month period
January to February 2013 while the R165 million in the December quarter related to the operating results of Sibanye Gold for the three month period October to December 2012. The net profit on
distribution of discontinued operations of R2.1 billion was calculated by deducting the book value of the assets and liabilities of Sibanye
Gold of R9.1 billion on date of unbundling from the market value of
Sibanye Gold on the same date which was R11.2 billion. The market value was calculated by multiplying the shares in issue (731,647,614 shares) by the closing share price of R15.29 per share on the date of distribution. The R11.2 billion represents the distribution in specie and is reflected as such in the statement of changes in equity.

Cash flow

Cash inflow from operating activities decreased from R2,731 million
(US$321 million) in the December quarter to R1,857 million (US$200 million) in the March quarter. The decrease in cash inflow in the
March quarter was mainly due to lower profit and an increase in tax payments of R455 million (US$61 million) quarter on quarter, due to the final 2012 tax payment for Ghana, Peru and the Corporate office in South Africa made in the March quarter.

Dividends paid of R565 million (US$62 million) in the March quarter included R558 million (US$61 million) paid to owners of the parent and R7 million (US$1 million) paid to non-controlling interest holders at La Cima. This compared with dividends paid to non-controlling interest holders at Tarkwa of R44 million (US$5 million) in the
December quarter.

Cash outflow from investing activities decreased from R2,833 million
(US$328 million) in the December quarter to R2,285 million (US$257 million) in the March quarter. Capital expenditure decreased from
R2,824 million (US$327 million) in the December quarter to R2,173 million (US$244 million) in the March quarter.

In the South Africa region at South Deep, capital expenditure decreased from R654 million in the December quarter to R551 million in the March quarter. The majority of this expenditure was on development, ventilation shaft deepening and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure decreased from
US$102 million in the December quarter to US$99 million in the
March quarter. Tarkwa increased from US$82 million to US$84
million due to the acquisition of additional mining fleet, increased stripping to improve flexibility and expenditure on water treatment facilities for the heap leach operations. Capital expenditure at
Damang decreased from US$20 million to US$15 million with the majority of the expenditure on pre-stripping and various process plant upgrades.

In South America, at Cerro Corona, capital expenditure decreased from US$31 million in the December quarter to US$14 million in the
March quarter due to lower expenditure on the construction of the tailings storage facility as a consequence of the rainy season.

At the Australasia region, capital expenditure decreased from A$93 million in the December quarter to A$55 million in the March quarter.
At St Ives, capital expenditure decreased from A$79 million to A$46 million, with decreased expenditure on development at Hamlet and
Cave Rocks underground mines as well as lower expenditure on acquisition of open pit fleet during the March quarter. Capital expenditure in the March quarter on the transition to owner mining amounted to A$8 million compared with A$24 million in the
December quarter, bringing the total expenditure to date on the project to A$62 million, with a forecast of A$92 million to finalise the project by 2014. At Agnew, capital expenditure decreased from A$13 million to A$10 million. The expenditure at Agnew was mostly on the development of Kim underground mine.

Payment to Bezant of R91 million (US$10 million) related to a purchase of an associate stake in Bezant Resources PLC for R68 million (US$8 million) and a second non-refundable payment for the option agreement relating to the Guinaoang deposit of R23 million
(US$2 million). Gold Fields owns 17,945,922 shares in Bezant which represents a 21.65 per cent ownership.

Purchase of investments amounted to R15 million (US$2 million) and mainly related to Rand Refinery.

Net cash inflow from financing activities increased from R207 million
(US$24 million) in the December quarter to R1,073 million (US$116 million) in the March quarter and comprised net external loans received and loans received from non-controlling interest holders.
Long term and short term loans received and repaid related to refinancing of all pre-Sibanye unbundling facilities with new facilities as well as a daylight facility for purposes of GFIMSA’s capitalisation and subsequent intercompany loan repayment to Gold Fields. Loans received from non-controlling interest holders decreased from R55 million (US$6 million) in the December quarter to R32 million (US$4 million) in the March quarter and related to the Group’s joint venture partner’s contribution of 49 per cent of the capital expenditure on the
Chucapaca project. The balance of R4 million related to the issue of shares.

The net cash inflow for the Group of R80 million (outflow US$4 million) in the March quarter compared with R62 million (US$12 million) in the December quarter. After accounting for cash
distributed on the unbundling of Sibanye of R946 million (US$106 million) and a positive translation adjustment of R380 million (US$8 million) on offshore cash balances, the cash outflow for the March quarter was R342 million (US$87 million). The cash balance
decreased from R5,619 million (US$656 million) at the end of
December to R5,276 million (US$569 million) at the end of March.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce basis – refer to the detailed table on page 25 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

| Gold Fields Results
The Group NCE, which includes capitalised project costs decreased from R377,663 per kilogram (US$1,355 per ounce) in the December quarter to R369,050 per kilogram (US$1,291 per ounce) in the March quarter. This decrease was as a result of the lower capital
expenditure and lower operating costs partly offset by the lower production. The NCE margin for the Group increased from 20 per cent to 21 per cent.

NCE excluding capitalised project costs, decreased from R369,023 per kilogram (US$1,324 per ounce) in the December quarter to
R363,188 per kilogram (US$1,271 per ounce) in the March quarter due to lower costs and capital expenditure partially offset by lower production. The NCE margin improved from 21 per cent to 22 per cent.

The Group NCE for capital projects decreased from R7,910 per kilogram (US$28 per ounce) in the December quarter to R5,863 per kilogram (US$21 per ounce) in the March quarter. Actual
expenditure for the March quarter at Chucapaca (51 per cent) and
APP amounted to R18 million (US$2 million) and R47 million (US$5 million) respectively. In addition, R26 million (US$3 million) was spent on building of camp facilities at the Salares Norte project in
Chile.

In the South Africa region, at South Deep NCE per kilogram
decreased from R672,974 per kilogram (US$2,414 per ounce) to
R627,514 per kilogram (US$2,195 per ounce) due to the increase in production and lower capital expenditure partially offset by the higher costs. The NCE margin improved from negative 40 per cent to
negative 33 per cent due to the lower NCE partially offset by the lower gold price received.

At the West Africa region, NCE per ounce increased from US$1,200 per ounce in the December quarter to US$1,237 per ounce in the
March quarter due to the lower production partially offset by the lower costs and capital expenditure. The NCE margin decreased from 30 per cent to 24 per cent in the March quarter due to the lower gold price received.

At the South America region, NCE per ounce decreased from
US$798 per ounce in the December quarter to US$728 per ounce in the March quarter due to the decrease in operating costs and capital expenditure partially offset by the decrease in production. The NCE margin at Cerro Corona, however, increased from 49 per cent to 54 per cent due to the higher gold price received and the lower NCE.

At the Australasia region, NCE per ounce decreased from A$1,344 per ounce (US$1,395 per ounce) in the December quarter to A$1,163 per ounce (US$1,206 per ounce) in the March quarter due to lower capital expenditure and lower costs partially offset by a decrease in production. The NCE margin increased from 19 per cent in the
December quarter to 26 per cent in the March quarter due to the lower NCE partially offset by the lower gold price received.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R10,820 million (US$1,263 million) at the end of December 2012 to R13,096 million (US$1,411 million) at the end of March 2013.
Operational review

Cost and revenue optimisation initiatives through Business Process
Re-engineering (BPR)

The BPR process continues to review all operational production processes and associated cost structures from the stope to the mill.
New business blueprints and appropriate organisational structures were implemented to support sustainable gold output at an NCE margin of 20 per cent in the short-to-medium term and 25 per cent in the long-term from the Group’s operations.
South Africa region

South Deep

Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machine or piece of equipment such as pneumatic development rock drills, pneumatic stope rock drills, hydropower rock drills and drill rigs, fans and winches may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise
measurements of machinery and equipment emitting noise in excess of 110dB (A) increased from 1.7 per cent in the December quarter to
3.2 per cent in the March quarter. Silencing of equipment is ongoing, with continued focus on defective silencers on equipment. The percentage of employees exposed to >85 dB (A) was 52.4 per cent in the December quarter compared to 56.7 per cent in the March
quarter. This measurement is without ear protection, which is currently provided and almost universally used, subject only to those areas of non-compliance. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85dB (A).

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the Group is targeting the following core initiatives:

·     Building health rooms at the training centers to coach employees on potential exposures and wearing of respiratory personal
protective equipment - planned completion date is June 2013 ;
·     Using foggers, a water mist spray system, to trap dust particles liberated in haulages and tipping points to prevent dust from entering the main air stream;
·     Treating footwalls in haulages with binding chemicals sprayed from a specially designed car pulled by a loco to prevent dust from being liberated into intake airways; and
·     Analysing individual filters to assist in determining exposure levels.
West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Extending life of heavy mining equipment through improved haul road conditions;
·     Increasing CIL throughput through the installation of a tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate. The current circuit is limited by the primary crusher feeding equipment capacity. The cross over from the North heap leach crusher will assist in maintaining the CIL crusher ore stockpile levels and increase the CIL milling rate from 1,460 tonnes per hour to 1,500 tonnes per hour by the end of the June
2013 quarter; and
·     Acceleration of waste strip through the implementation of a larger sized load and haul fleet. The improved flexibility is also
designed to ensure a continuous ore supply to the plant. This project has the potential to increase the annual mining volume by an estimated 10 per cent by the end of the June 2013 quarter.

Damang

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Continued savings from owner mining and maintenance
initiatives implemented in early 2011;
·     Optimisation of the plant circuit to achieve the maximum recovery rate of 89 per cent under current blend conditions which include:
·
Installation and commissioning of the inline leach reactor
was completed in the December quarter. The unit is
performing as expected with high recovery rates being
achieved on the gravity concentrate;
·
Commissioning of the pre-leach thickener project to control
the circuit water balance and optimise gravity circuit feed
rates is planned for the June 2013 quarter;
·
The secondary crusher upgrade project is planned to be
completed by the end of June 2014. This is expected to
underpin the 630 tonnes per hour milling rate on an all-
hard-blend;
·
An additional CIL leach tank is being added to the circuit to improve the residence time and circuit reliability, planned
for the end of the September 2013 quarter; and
·
Other smaller plant circuit optimisation projects, including oxygen addition optimisation, are planned for 2013.

Gold Fields Results |

Australasia region

St Ives

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·    Site organisational restructure to drive the performance of the three core operating units namely open pit mining, underground mining and ore processing. Following on the initial successes at the Athena and Hamlet underground mines, the management
operating system programme developed for these mines is being rolled out to the open pits and ore processing. The initial focus is on improving production stability through re-engineering, planning and execution processes and establishing short interval
management methods;
·    Pitram system transitioning from the BI project team to the operation. Daily equipment reports are used to manage and
improve equipment performance. St Ives actively share ‘lessons learned’ from the Pitram project with South Deep as they
undertake a similar mine control deployment;
·    Installation of dispensing machines for Personal protective equipment (PPE). The project trial confirmed the dispensing
machines improved access to PPE. Dispensing machines are
being installed across site. Anticipated savings are around
A$600,000 per annum;
·    Analysis of crushed rock supply options to open pit and
underground mines indicating savings of approximately
A$200,000 per annum. On-site crushing of St Ives waste rock by an external party is confirmed to be cheaper than the current supply arrangements and result in savings; and
·    Project in the underground mines to reduce the operational and cost impact of damage to heavy mining equipment.

Agnew

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·    Running of two mills as opposed to one supplementing Kim ore with remnant Songvang ore to maintain throughput at 130 tonnes per hour or 87 per cent use of capacity, and toll treating to recover some additional costs;
·    Removal of a number of light vehicles from service. Costs
savings on maintenance and parts for 2013 are planned at
around A$247,000;
·    A shotcrete/fibrecrete trial for support replacing the more standard meshing and bolting methods of ground support. The
batch plant was set up and has been fully operational since 11
March 2013. It has led to an increase in development metres.
The current trial price suggests a saving of A$1 million per annum;
·    New development contract expected to result in cost savings of around A$4 million per annum due to lower rates; and
·    Bus optimisation-shift times aligned across the site with expected cost saving of approximately A$70,000 per annum.
South Africa region

South Deep project
March
2013
Dec
2012
Gold produced - 000’oz
63.0
62.7
- kg
1,959
1,950
Yield  - underground
- g/t
4.8
5.0
- combined - g/t
3.8
3.6
Total cash cost - R/kg
339,969
333,282
- US$/oz
1,189
1,196
Notional cash expenditure - R/kg
627,514
672,974
- US$/oz
2,195
2,414
NCE margin - %
(33)
(40)

Gold production increased marginally from 62,700 ounces (1,950 kilograms) in the December quarter to 63,000 ounces (1,959
kilograms) in the March quarter.

Total tonnes milled, which included 83,700 tonnes of off-reef development compared with 147,000 tonnes included in the
December quarter, decreased by 3 per cent from 538,000 tonnes to
520,000 tonnes due partly to the Christmas break. Underground reef yield decreased by 4 per cent from 5.0 grams per tonne to 4.8 grams per tonne, as not all the high grade ore mined was delivered to the mill before quarter end.

Development decreased by 28 per cent from 3,341 metres in the
December quarter to 2,414 metres in the March quarter due to unavailability of the shaft due to maintenance and additional support requirements as mining commenced through the Gemsbokfontein
dyke. The new mine capital development in phase 1, sub 95 level decreased from 1,041 metres to 492 metres and vertical
development decreased from 229 metres to 124 metres as the
vertical sinking portion is reaching the end of the project.

Development in the current mine areas above 95 level decreased from 2,071 metres to 1,798 metres due to the Christmas break. De-
stress mining decreased from 11,481 square metres in the December quarter to 10,122 square metres in the March quarter. Production levels improved significantly in March.

Operating costs increased marginally from R658 million (US$76 million) in the December quarter to R679 million (US$76 million) in the March quarter. Total cash cost increased from R333,282 per kilogram (US$1,196 per ounce) to R339,969 per kilogram (US$1,189 per ounce) due to the marginal increase in production cost.

Operating profit decreased from R281 million (US$32 million) in the
December quarter to R243 million (US$27 million) in the March quarter as a result of the lower revenue due to a lower gold price received and an increase in working costs.

Capital expenditure decreased from R654 million (US$75 million) in the December quarter to R551 million (US$62 million) in the March quarter. The majority of the expenditure was spent on development, the ventilation shaft deepening and infrastructure, the metallurgical plant expansion, trackless equipment, the full plant tailings backfill plant, refrigeration plant upgrades and high density accommodation.

Notional cash expenditure decreased from R672,974 per kilogram
(US$2,414 per ounce) in the December quarter to R627,514 per kilogram (US$2,195 per ounce) in the March quarter as a result of marginally higher gold production and the decrease in capital expenditure. The NCE margin improved from a negative 40 per cent to a negative 33 per cent as a result of the lower NCE, partially offset by the lower gold price received.
West Africa region

Ghana

Tarkwa
March
2013
Dec
2012
Gold produced - 000’oz
170.1
187.8
Yield  - heap leach
- g/t
0.5
0.5
- CIL plant - g/t
1.4
1.5
- combined - g/t
1.1
1.0
Total cash cost - US$/oz
805
721
Notional cash expenditure - US$/oz
1,217
1,118
NCE margin - %
25
35

Gold production decreased by 9 per cent from 187,800 ounces in the
December quarter to 170,100 ounces in the March quarter due to the planned cessation of crushing operations at the South heap leach facility and a reduction in CIL grade. Of the two water treatment plants to be built to comply with the agreement reached with the
Environmental Protection Agency (EPA) to lift the suspension imposed in the September quarter, the North facility was successfully commissioned in December 2012, with the South facility expected to be operational during April 2013.

Total tonnes mined, including capital stripping, increased from 35.6 million tonnes in the December quarter to 37.4 million tonnes in the
March quarter. Operational tonnes mined were similar at 21.1 million tonnes. Ore mined decreased from 5.0 million tonnes to 4.8 million tonnes. Operational waste tonnes mined increased marginally from
16.0 million tonnes in the December quarter to 16.3 million tonnes in the March quarter while capital waste tonnes mined increased from

| Gold Fields Results
14.4 million tonnes to 16.3 million tonnes. Mined grade decreased from 1.29 grams per tonne in the December quarter to 1.23 grams per tonne in the March quarter, which is more reflective of the life of mine grades. The strip ratio increased from 6.2 to 6.7.

The CIL plant throughput was similar at 2.98 million tonnes for the quarter. Realised yield decreased from 1.46 grams per tonne to 1.38 grams per tonne due to a decline in the head grade delivered to the plant. The CIL plant produced 132,100 ounces in the March quarter compared with 140,300 ounces in the December quarter.

Crushing operations at the South heap leach facility were
discontinued at the end of the December quarter. The South heap leach operation recovered 5,800 ounces from rinsing operations in the March quarter compared with 15,100 ounces produced in the
December quarter. Feed to the North heap leach section was similar at 2.03 million tonnes for the March quarter. Yield at 0.49 grams per tonne in the March quarter was marginally lower than the 0.50 grams per tonne realised in the December quarter. Gold production at the
North heap leach operation was similar to the December quarter at
32,200 ounces.

Net operating costs, including gold-in-process movements, increased from US$133 million (R1,144 million) in the December quarter to
US$135 million (R1,196 million) in the March quarter due to a higher quarter on quarter inventory release. Total cash cost increased from
US$721 per ounce in the December quarter to US$805 per ounce in the March quarter due to the decrease in production, the increase in mining volumes and the increase in inventory release in the March quarter.

Operating profit decreased from US$190 million (R1,642 million) in the December quarter to US$143 million (R1,269 million) in the
March quarter as a result of the lower revenue and the slightly higher net operating costs.

Capital expenditure increased from US$82 million (R698 million) in the December quarter to US$84 million (R747 million) in the March quarter, with expenditure on pre-stripping, additional mining fleet and the water treatment plants being the major items.

Notional cash expenditure increased from US$1,118 per ounce in the
December quarter to US$1,217 per ounce in the March quarter due to the decrease in production and the increase in capital expenditure.
The NCE margin decreased from 35 per cent to 25 per cent as a result of the lower gold price received and the higher NCE.

Lost production due to industrial action subsequent to quarter end amounted to approximately 18,500 ounces. At the time of writing the industrial action has been resolved.

Damang
March
2013
Dec
2012
Gold produced - 000’oz
43.3
44.0
Yield                                         -
g/t
1.4
1.2
Total cash cost - US$/oz
830
1,070
Notional cash expenditure
- US$/oz
1,317
1,550
NCE margin - %
19
10

Gold production decreased by 2 per cent from 44,000 ounces in the
December quarter to 43,300 ounces in the March quarter. An
increase in the mining grade and higher yield were offset by the lower throughput at the process plant resulting in marginally lower grade production.

Total tonnes mined, including capital stripping, increased from 6.3 million tonnes in the December quarter to 7.4 million tonnes in the
March quarter. Ore mined increased from 0.8 million tonnes to 1.3 million tonnes. This was achieved through improved mining practices and planning. Operational waste tonnes mined decreased from 3.4 million tonnes in the December quarter to 2.5 million tonnes in the
March quarter while capital waste tonnes mined increased from 2.2 million tonnes to 3.5 million tonnes. The strip ratio decreased from
7.4 to 4.6.

Tonnes processed decreased from 1.17 million tonnes in the
December quarter to 0.96 million tonnes in the March quarter. The plant is still processing below its capacity of 5 million tonnes per annum - at a current annualised rate of 4.6 million tonnes - and will only increase its run rate once maintenance and upgrades to
increase the mill feed size and crushing rate, aimed at eliminating constraints, are fully commissioned. These improvements are
expected to be completed in the second half of 2014. Once fully commissioned it is expected that the plant will maintain a throughput rate of approximately 4.9 million tonnes per annum.

Net operating costs, including gold-in-process movements,
decreased from US$49 million (R423 million) to US$34 million (R304 million) due to a build-up of inventory in the March quarter compared with draw-down of inventory in December quarter. Total cash cost decreased from US$1,070 per ounce to US$830 per ounce as a
result of the credit to gold-in-process, arising from higher mining volumes.

Operating profit increased from US$26 million (R229 million) in the
December quarter to US$37 million (R325 million) in the March quarter as a result of the lower net operating costs, partially offset by the lower gold price received.

Capital expenditure decreased from US$20 million (R175 million) to
US$15 million (R135 million) with the majority of expenditure on pre-
stripping and various process plant upgrade projects.

Notional cash expenditure decreased from US$1,550 per ounce in the December quarter to US$1,317 per ounce in the March quarter due to the lower capital expenditure. The NCE margin improved from
10 per cent to 19 per cent due to the lower NCE, partially offset by the lower gold price received.

Lost production due to industrial action subsequent to quarter end amounted to approximately 3,200 ounces. At the time of writing the industrial action has been resolved.
South America region

Peru

Cerro Corona
March
2013
Dec
2012
Gold produced - 000’oz
40.8
52.0
Copper produced - tonnes
7,429
9,995
Total equivalent gold produced - 000’ eqoz
76.9
97.9
Total equivalent gold sold - 000’ eqoz
73.3
102.0
Yield - gold - g/t
0.81
1.07
- copper - %
0.56
0.74
- combined - g/t
1.47
1.90
Total cash cost - US$/eqoz
560
479
Notional cash expenditure - US$/eqoz
728
798
NCE margin - %
54
49
Gold price * - US$/oz
1,637
1,727
Copper price * - US$/t
7,949
7,927
*Average daily spot price for the period used to calculate total equivalent gold ounces produced.

As expected, gold production decreased by 22 per cent from 52,000 ounces in the December quarter to 40,800 ounces in the March quarter. Copper production decreased by 26 per cent from 9,995 tonnes to 7,429 tonnes. Equivalent gold production decreased by 21 per cent from 97,900 ounces to 76,900 ounces mainly due to a decrease in gold and copper head grades treated during the March quarter (gold from 1.46 grams per tonne to 1.18 grams per tonne and copper from 0.74 per cent to 0.56 per cent) and a decrease in gold and copper recoveries (gold from 72.3 per cent to 68.7 per cent and copper from 88.4 per cent to 84.8 per cent). These decreases in head grades and recoveries were in line with the mine plan.

In the March quarter, concentrate with a payable content of 39,324 ounces of gold was sold at an average price of US$1,602 per ounce and 7,025 tonnes of copper was sold at an average price of
US$7,157 per tonne, net of treatment and refining charges. This compared with 54,106 ounces of gold sold at an average price of
US$1,709 per ounce and 10,339 tonnes of copper sold at an average price of US$7,213 per tonne, in the December quarter. Total
equivalent gold sales amounted to 73,300 ounces for the March quarter compared with 102,000 in the December quarter.

Gold Fields Results |

Tonnes mined increased by 57 per cent from 2.36 million tonnes in the December quarter to 3.70 million tonnes in the March quarter.
Ore mined increased by 38 per cent from 1.69 million tonnes to 2.34 million tonnes.

Ore processed increased marginally from 1.60 million tonnes to 1.62 million tonnes. Gold yield decreased from 1.07 grams per tonne in the December quarter to 0.81 grams per tonne in the March quarter and copper yield decreased from 0.74 per cent to 0.56 per cent due to lower head grades of material treated.

Operating costs, including gold-in-process movements, decreased from US$45 million (R389 million) in the December quarter to US$38 million (R333 million) in the March quarter. The lower cost was mainly due to a decrease in workers participation resulting from lower revenues during the March quarter and an increase in sulphide ore stockpiles. Total cash cost increased from US$479 per equivalent ounce to US$560 per equivalent ounce, mainly due to the effect of lower gold equivalent ounces sold during March quarter, partially offset by the lower net operating costs.

Operating profit decreased from US$114 million (R983 million) in the
December quarter to US$79 million (R698 million) in the March quarter due to lower revenue resulting from lower gold sales.

Capital expenditure decreased from US$31 million (R266 million) in the December quarter to US$14 million (R122 million) in the March quarter. The lower expenditure was mainly due to delays in the tailings storage facility construction as a consequence of the rainy season.

Notional cash expenditure decreased from US$798 per equivalent ounce in the December quarter to US$728 per equivalent ounce in the March quarter, mainly due to a decrease in capital expenditure partially offset by lower equivalent ounces produced. The NCE margin increased from 49 per cent to 54 per cent, partially offset by the higher gold price which increased from US$1,551 per ounce in the December quarter to US$1,582 per ounce in the March quarter.
Australasia region

St Ives

March
2013
Dec
2012
Gold produced - 000’oz
102.0
111.6
Yield - heap leach - g/t
-
0.4
- milling - g/t
2.5
3.0
- combined - g/t
2.6
2.1
Total cash cost - A$/oz
814
894
- US$/oz
844
929
Notional cash expenditure - A$/oz
1,258
1,573
- US$/oz
1,305
1,633
NCE margin - %
20
6

Gold production decreased by 9 per cent from 111,600 ounces in the
December 2012 quarter to 102,000 ounces in the March 2013 quarter mainly due to the planned cessation of crushing at the heap leach operation.

At the underground operations, ore mined increased from 553,000 tonnes in the December quarter to 555,000 tonnes in the March quarter. The average grade of ore mined increased by 6 per cent from 4.8 grams per tonne to 5.1 grams per tonne due to improved grades mined from Hamlet as this mine reached full production levels during the quarter.

At the open pit operations, total ore tonnes mined decreased by 64 per cent from 663,000 tonnes at 1.4 grams per tonne in the
December quarter to 242,000 tonnes at 1.2 grams per tonne in the
March quarter. Mining operations for the March quarter were
primarily focused on pre-stripping the Bellerophon, Mars and Paddy’s pits which will provide the open pit ore for the remainder of 2013.

Total tonnes processed decreased by 25 per cent from 1.65 million tonnes at a yield of 2.1 grams per tonne in the December quarter to
1.23 million tonnes at a yield of 2.6 grams per tonne in the March quarter. The increased yield and decreased tonnes were as a result of the planned cessation of crushing at the low margin heap leach operation. Irrigation of the existing heap leach pad continued, with a further 4,900 ounces recovered during the quarter.

Throughput at the Lefroy mill increased by 11 per cent from 1.11 million tonnes to 1.23 million tonnes with improved plant utilisation and throughput rates. Yield decreased from 3.0 grams per tonne to
2.5 grams per tonne, reflecting lower grade stockpiled material processed while the next generation of open pits are pre-stripped.
Gold production from the Lefroy plant decreased from 105,300 ounces to 97,100 ounces.

Net operating costs, including gold-in-process movements decreased from A$102 million (R917 million) in the December quarter to A$85 million (R781 million) in the March quarter. The decrease in costs was due to the closure of the expensive heap leach operation and the benefits of the restructuring undertaken at the end of 2012. Total cash cost decreased by 9 per cent from A$894 per ounce (US$929 per ounce) to A$814 per ounce (US$844 per ounce) reflecting the focus on producing high margin ounces.

Operating profit decreased from A$84 million (R756 million) in the
December quarter to A$76 million (R699 million) in the March quarter with the cost benefits achieved being offset by the lower gold price.

Capital expenditure decreased from A$79 million (R713 million) to
A$46 million (R422 million) with reduced capital spend at Cave Rocks and Hamlet, which have moved from primary development to
production phase, reduced exploration and lower expenditure on the acquisition of open pit fleet during the quarter.

Notional cash expenditure decreased from A$1,573 per ounce
(US$1,633 per ounce) in the December quarter to A$1,258 per ounce
(US$1,305 per ounce) in the March quarter due to the decrease in operating cost and capital expenditure, partially offset by a decrease in gold production. The NCE margin increased from 6 per cent to 20 per cent due to the lower NCE partially offset by the lower gold price received.

Agnew
March
2013
Dec
2012
Gold produced - 000’oz
43.7
54.9
Yield                                         - g/t
7.6
8.6
Total cash cost - A$/oz
680
691
- US$/oz
705
717
Notional cash expenditure - A$/oz
940
878
- US$/oz
975
911
NCE margin - %
40
46

Gold production decreased by 20 per cent from 54,900 ounces in the
December quarter to 43,700 ounces in the March quarter. This was mainly as a result of changes in gold-in-circuit with a draw-down of
5,900 ounces in the December quarter compared with a build-up of
3,200 ounces in the March quarter, resulting in a 9,100 ounce impact quarter on quarter.

Ore mined from underground increased from 167,000 tonnes at a head grade of 9.1 grams per tonne to 173,000 tonnes at a head grade of 9.3 grams per tonne. All the tonnes mined were from the high grade Kim Lode in accordance with the high margin strategy adopted at Agnew for 2013.

Tonnes processed decreased from 199,000 tonnes in the December quarter to 180,000 tonnes in the March quarter and included 7,000 tonnes of Songvang surface stockpile material compared with 33,000 tonnes of Songvang stockpiles processed in the December quarter.
The combined yield decreased from 8.6 grams per tonne in the
December quarter to 7.6 grams per tonne in the March quarter reflecting the draw-down of gold-in-circuit in the December quarter and build-up in the March quarter.

Net operating costs, including movements in gold-in-process, decreased from A$40 million (R357 million) in the December quarter to A$30 million (R273 million) in the March quarter. The decrease was due to cost savings implemented in 2013 and an inventory draw-
down of A$5 million (R45 million) in the December quarter compared with an inventory build-up of A$2 million (R17 million) in the March quarter. Total cash cost decreased from A$691 per ounce (US$717 per ounce) to A$680 per ounce (US$705 per ounce).

| Gold Fields Results
Operating profit decreased from A$51 million (R449 million) in the
December quarter to A$39 million (R360 million) in the March quarter as a result of the decreased gold production and the lower gold price, partially offset by the lower net operating costs.

Capital expenditure decreased from A$13 million (R121 million) in the
December quarter to A$10 million (R88 million) in the March quarter.
Capital expenditure included A$8 million (R73 million) of underground development.

Notional cash expenditure increased from A$878 per ounce (US$911 per ounce) in the December quarter to A$940 per ounce (US$975 per ounce) in the March quarter due to the lower production, partially offset by the lower operating costs and lower capital expenditure.
The NCE margin decreased from 46 per cent to 40 per cent due to the increased NCE and the lower gold price received.
Quarter ended 31 March 2013 compared with
quarter ended 31 March 2012

Group attributable equivalent gold production decreased by 4 per cent from 498,000 ounces for the March 2012 quarter to 477,000 ounces for the March 2013 quarter.

At the South Africa region, gold production at South Deep increased from 58,600 ounces (1,824 kilograms) to 63,000 ounces (1,959 kilograms).

At the West Africa operations, total managed gold production decreased by 7 per cent from 229,700 ounces for the March 2012 quarter to 213,400 ounces for the March 2013 quarter. At Tarkwa, gold production decreased by 8 per cent from 185,300 ounces to
170,100 ounces mainly due to cessation of crushing operations at the
South heap leach facility at the end of December and lower grade in the March 2013 quarter. At Damang, gold production decreased by 2 per cent from 44,300 ounces to 43,300 ounces.

In South America, gold equivalent production at Cerro Corona was similar at 76,900.

At the Australasia operations, gold production decreased by 7 per cent from 157,300 ounces for the March 2012 quarter to 145,700 ounces for the March 2013 quarter. At St Ives, gold production decreased by 15 per cent from 120,300 ounces to 102,000 ounces mainly due to cessation of crushing at the heap leach facility and lower grade open pit material mined and processed. At Agnew gold production increased by 18 per cent from 37,000 ounces to 43,700 ounces, in line with the strategy to only mine the high grade Kim ore body.

Income statement

Revenue increased by 3 per cent in rand terms from R6,926 million
(US$891 million) to R7,159 million (US$805 million) and the average gold price increased by 11 per cent from R419,975 per kilogram for the March 2012 quarter to R464,549 per kilogram for the March 2013 quarter. In dollar terms the gold price decreased by 3 per cent from
US$1,681 per ounce to US$1,625 per ounce. The average Rand/US dollar exchange rate of R8.89 for the March 2013 quarter was 14 per cent weaker than the average of R7.77 for the March 2012 quarter, while the Rand/Australian dollar weakened by 13 per cent from A$1 =
R8.19 to A$1 = R9.22. The average Australian/US dollar exchange rate strengthened by 1 per cent from A$1.00 = US$1.05 for the
March 2012 quarter to A$1.00 = US$1.04 for the March 2013 quarter.

Net operating costs increased by 15 per cent in rand terms from
R3,112 million to R3,566 million, but were similar in dollar terms at
US$401 million. Total cash cost for the Group increased by 24 per cent from R189,467 per kilogram (US$758 per ounce) to R234,036 per kilogram (US$819 per ounce) due to the lower production, the weaker rand and the increase in net operating costs.

At the South Africa region, at South Deep, operating costs increased by 20 per cent from R567 million for the March 2012 quarter to R679 million for the March 2013 quarter. This was due to annual wage increases, an increase in employees, a 16 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases. Total cash cost increased by 11 per cent from R305,976 per kilogram to R339,969 per kilogram as a result of the higher operating costs partially offset by the increase in production.
At the West Africa operations, net operating costs increased by 16 per cent from US$146 million for the March 2012 quarter to US$169 million for the March 2013 quarter. At Tarkwa, net operating costs increased by 27 per cent from US$106 million to US$135 million.
This was due to annual wage increases, increased fuel costs and an inventory credit in the March 2012 quarter of US$16 million compared with a draw-down of US$11 million in the March 2013 quarter. The draw-down in the March 2013 quarter was mainly from the heap leach operations. At Damang, net operating costs decreased by 15 per cent from US$40 million to US$34 million due to the lower production and an increase in stockpiles, partially offset by annual wage increases. Total cash cost for the region increased by 23 per cent from US$659 per ounce to US$810 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs decreased by
14 per cent from US$44 million to US$38 million mainly due to a decrease in statutory workers participation in profits due to lower profits, as well as a draw-down of inventory in the March 2012 quarter compared with a build-up of inventory in the March 2013 quarter. Total cash cost increased by 5 per cent from US$534 per ounce to US$560 per ounce mainly due to the lower equivalent gold sales partially offset by the lower costs.

At the Australasia operations, net operating costs decreased by 13 per cent from A$131 million for the March 2012 quarter to A$114 million for the March 2013 quarter. At St Ives, net operating costs decreased from A$95 million to A$85 million mainly due to a
reduction in open pit tonnes mined, partially offset by an increase in underground tonnes mined, and as a result of the closure of crushing at the heap leach facility in the March 2013 quarter. At Agnew, net operating costs decreased from A$36 million to A$30 million due to cost saving initiatives arising from mining only the Kim ore body and due to the fact that the March 2012 quarter included the last two months of Songvang open-pit mining. Total cash costs for the region decreased by 4 per cent from A$807 per ounce to A$773 per ounce due to the decrease in costs partially offset by the decrease in production.

Operating profit decreased by 6 per cent from R3,814 million
(US$491 million) to R3,593 million (US$404 million).

Exploration expenditure decreased from R292 million (US$38 million)
to R211 million (US$24 million) due to a conscious cut-back in expenditure in 2013.

Feasibility and evaluation costs increased from R76 million (US$10 million) to R118 million (US$13 million) due to increased activity at
Yanfolila.

Non-recurring costs of R390 million (US$44 million) for the March
2013 quarter compared with R46 million (US$6 million) for the March
2012 quarter. The non-recurring expenses in the March 2013 quarter included R47 million (US$5 million) relating to business process re-
engineering and restructuring costs mainly at South Deep and
Tarkwa, as well as R323 million (US$36 million) relating to costs incurred on the unbundling of Sibanye. The unbundling costs
included R209 million (US$24 million) which related to the refinancing of facilities in terms of the unbundling requirements. In the March
2012 quarter, the non-recurring costs mainly related to voluntary separation packages and business process re-engineering costs at all the operations.

Government royalties of R247 million (US$28 million) for the March
2013 quarter compared with R228 million (US$29 million) for the
March 2012 quarter.

Taxation decreased from R1,617 million (US$208 million) for the
March 2012 quarter to R733 million (US$83 million) for the March
2013 quarter. Normal taxation decreased from R677 million (US$87 million) to R660 million (US$74 million) in line with the lower taxable income. Deferred taxation decreased from R940 million (US$121 million) to R73 million (US$8 million) due to a deferred tax charge of
R737 million (US$95 million) as a result of the rate changes in Ghana implemented in the March 2012 quarter.

Net earnings attributable to owners of the parent amounted to R236 million (US$27 million) for the March 2013 quarter compared with net earnings of R381 million (US$49 million) for the March 2012 quarter.

Gold Fields Results |

Normalised earnings of R608 million (US$68 million) for the March
2013 quarter compared with R465 million (US$60 million) for the
March 2012 quarter.

Cash flow

Cash inflow from operating activities decreased from R2,068 million
(US$268 million) for the March 2012 quarter to R1,857 million
(US$200 million) for the March 2013quarter.

Dividends paid decreased from R1,702 million (US$225 million) to
R565 million (US$62 million).

Cash outflows from investing activities decreased from R2,798 million
(US$363 million) to R2,285 million (US$257 million).

Capital expenditure increased from R1,959 million (US$252 million)
in the March 2012 quarter to R2,173 million (US$244 million) in the
March 2013 quarter. At the South Africa region, capital expenditure at South Deep decreased from R655 million to R551 million. At the
West Africa region, capital expenditure increased from US$71 million to US$99 million mainly at Tarkwa due to an increase in mining fleet and capital waste strip. In South America, at Cerro Corona, capital expenditure decreased from US$17 million to US$14 million. At the
Australasia region, capital expenditure decreased from A$60 million to A$55 million mainly at St Ives due to lower expenditure on the construction of the tailings storage facility.

Investing activities in the March 2013 quarter included payment to
Bezant of R91 million (US$10 million) relating to the purchase of an associate stake in Bezant Resources PLC for R68 million (US$8 million) and a second non-refundable payment for the option
agreement relating to the Guinaoang deposit of R23 million (US$2 million). Investing activities in the March 2012 quarter included a
US$110 million (R834 million) investment into the Far Southeast project, thus vesting a 40 per cent interest in the project.

Purchase of investments in the March 2013 quarter amounted to R15 million (US$2 million) and mainly related to Rand Refinery.

Net cash inflow from financing activities increased from R769 million
(US$101 million) for the March 2012 quarter to R1,073 million
(US$116 million) for the March 2013 quarter. Long term and short term loans received and repaid related to refinancing of all pre-
Sibanye unbundling facilities with new facilities as well as a daylight facility for purposes of GFIMSA’s capitalisation.

Loans received from non-controlling interest holders decreased from
R46 million (US$6 million) for the March 2012 quarter to R32 million
(US$4 million) for the March 2013 quarter and relate to
Buenaventura’s contribution of 49 per cent to the capital expenditure on the Chucapaca project.

The net cash inflow of R80 million (outflow US$4 million) in the March
2013 quarter compared with a cash outflow of R1,663 million
(US$218 million) in the March 2012 quarter. After accounting for cash transferred on the unbundling of Sibanye of R946 million
(US$106 million) and a positive translation adjustment of R380 million
(US$8 million) on offshore cash balances, the cash outflow for March
2013 was R342 million (US$87 million). The cash balance at the end of March 2013 was R5,276 million (US$569 million) compared with
R5,152 million (US$680 million) at the end of March 2012.
Growth and international projects

Gold Fields has a robust growth portfolio with exploration and advanced projects in all of its operating regions. Gold Fields growth vision is to deliver sustainable and high-quality gold production through disciplined project development. The focus is on growing reserves per share and quality of production with a view to optimising free cash flow per ounce. During the quarter, the Yanfolila project in
Mali was advanced to resource development.

Chucapaca

At the Chucapaca project in southern Peru, a re-scoping study is underway to explore options to improve the project financial returns.
Studies are focused on evaluation of alternative mining scenarios, including selective underground mining, as well as looking at opportunities to improve metallurgical recoveries, reduce capital costs and review further exploration opportunities in the Chucapaca
Area of Interest (AOI).
Far Southeast

Focus remains on access to surface sites to conduct confirmatory geotechnical drilling, as well as progressing permitting activities in relation to the FPIC (Free Prior Informed Consent) which is required as part of the process of submitting an FTAA (Financial Technical
Assistance Agreement). Delays to the permitting process are
forecast due to Philippine election activities and the process is expected to recommence in the last quarter of the year.

Surface drilling was completed at three sites, and a further three sites have signed MoU’s (Memorandum of Understanding) as part of the negotiation for access. Continued discussions with communities are underway in relation to further sites. Underground drilling activities have been scaled back, with three drills remaining underground.

All other technical studies are minimised while the permitting and surface access and drilling activities are progressing.

Arctic Platinum

A maiden mineral resource for the Suhanko North deposit of 74 million tonnes at 1.63 grams per tonne 2PGE+Au was declared as part of the updated Mineral Resources and Mineral Reserves
statement.

Planned geotechnical site work is complete. Remaining key
metallurgical testing continues.

Progress in terms of public comment on the EIA programme has been positive with opinions and statements received on the
submission and no objections have been received. A final statement on the programme is expected from the authorities later this year.
Meanwhile the preliminary agreement for the access road upgrade has been approved by the Finnish Traffic authority and the
environmental permit for construction of a key bridge, as part of the road upgrade, was secured.

Yanfolila

At Yanfolila in Mali, the de-risking programme continued and remains on schedule for completion in the September 2013 quarter to allow for a development decision.

During the March quarter, the first draft of the ESIA (Environmental and Social Impact Assessment) was submitted to the government and a site visit was conducted with authorities. Drilling continues per schedule. All pit geotechnical drilling is complete, however, down-
hole acoustic televiewer data is still being collected.
Greenfields exploration

In addition to the resource development projects mentioned above, the greenfields exploration portfolio consists of three advanced drilling projects, thirteen initial drilling projects, and four target definition projects in Peru, Chile, Argentina, Mali, Ethiopia, Canada,
USA, Kyrgyzstan, Australia and the Philippines. During the quarter
34,888 metres were drilled on greenfields projects compared with
45,108 metres in the December quarter and 92,298 metres in the
March 2012 quarter. The 62 per cent reduction compared with March
2012 quarter is mostly due to the fact that the Yanfolila project in Mali was advanced to resource development during the December 2012 quarter and due to reductions in the amount of aircore drilling on other projects in Africa and Australia. During the March 2012 quarter,
26,154 metres were drilled at the Yanfolila project and 31,134 metres of aircore drilling were completed on other projects in Africa and
Australia.

Africa

The latest round of drilling concluded during the quarter at the
Kangare project which is located immediately north of the Yanfolila project in Mali. All assays were returned and results are mixed. A full data review is in progress in order to evaluate which target areas warrant additional follow-up drilling in the June 2013 quarter. The initial drilling programme at the Fambina project in western Mali was completed with a total of 1,489 metres in 16 reverse circulation drill holes. Although visible gold was noted in several holes, assay results are largely disappointing.

In Ethiopia, initial drilling was carried out on three targets at the
Asosa project in the western part of the country. The drilling

| Gold Fields Results
programme was suspended at the end of January 2013 to allow time for all assay results to be returned. Airborne geophysical surveys were completed over both the Asosa and Kibre Menghist projects and data processing is underway. Drilling resumed at the Asosa project during the June 2013 quarter.

North America

At the Woodjam project in British Columbia, Canada, geological models were updated and new mineral resource estimates will be completed during the June 2013 quarter.

Diamond drilling concluded in the quarter at the Larder Lake project in Ontario, Canada. Assay results are still incomplete. Further work will depend on a comprehensive review of the results.

South America

Diamond and reverse circulation drilling continued with four rigs at the Salares Norte project in Chile and 15,639 metres were completed during the quarter. Assay results continue to be encouraging. Initial drilling commenced during the quarter on promising targets at the
Aster 5 and Crater properties located about 40 kilometres north of the
Salares Norte project. A total of 3,578 metres of reverse circulation drilling were completed. Most assay results are pending. These drilling programmes concluded at the end of the Andean summer field season about mid-April 2013.

The second phase of initial drilling concluded at the Taguas project in
Argentina during the quarter and 2,195 metres of diamond drilling were completed on three targets. A decision on the way forward for this project will be made once all of the assay results have been evaluated.

Australasia

Diamond drilling continued at the Talas project in Kyrgyzstan and
1,456 metres were completed during the quarter. A new resource estimate and an update to the scoping study were completed.

Field work continued on the Blayney and Cheesemans Creek joint venture projects in the East Lachlan region of New South Wales,
Australia. Initial drilling commenced at the Blayney project during the
March quarter.

At the Guinaoang project in the Philippines, the planned drilling programme continues to be delayed due to ongoing negotiations for access with the landowners, communities and local governments.

Near mine exploration

Gold Fields completed 50,967 metres of drilling in the March 2013 quarter on near mine projects adjacent to its international operations.

Gold Fields completed 20,711 metres of diamond, reverse circulation, and aircore drilling at St Ives in Western Australia during the quarter.
The focus continued to be in and around the Invincible discovery where a maiden Inferred open pit and underground resource estimate was included in the 2012 resource statement. Infill RC drilling was completed during the quarter for part of the Invincible open pit resource area with continuing positive results, whilst diamond drilling to infill the deeper parts of the system commenced. Diamond drilling of the Invincible North Extension over a 700 metres strike length returned consistent encouraging results. The Invincible mineralisation remains open in all directions. High grade near surface gold mineralisation continued to be intersected in drilling in the Greater
Neptune area, where the application of new high-resolution ground magnetic data has provided insights into the complex distribution of gold mineralisation.

Also in Australia, diamond drilling continued at Agnew, where 6,346 metres were completed on the High Grade Shoots project including
Bengal, Fitzroy and Hastings at the Waroonga mine as well as a conceptual target some 500 metres north of Waroonga. Results from both these areas have been encouraging.

At Damang in Ghana, the initial framework diamond drilling
programme (2,705 metres) was completed at the Bonsa
hydrothermal project and a geological interpretation is pending the receipt of final assay results. Results from the in-fill programme at
Amoanda confirmed and extended the north-plunging Amoanda
mineralisation.
At Cerro Corona in Peru, the deep drilling programme below the existing pit was concluded, with 1,781 metres completed in six drill holes. While all six holes intersected porphyry-style copper-gold mineralisation below the current life-of-mine pit, assay results received show lower gold and copper grades with depth. A full geological interpretation will be completed following receipt of all outstanding assays.
Corporate

Directorate changes

On 13 February, the Chair of Gold Fields, Dr Mamphela Ramphele,
announced her resignation from the Board of Directors with
immediate effect. Dr Ramphele decided to retire as Chair to further her socio-economic and political work.

Dr Ramphele was appointed to the Board of Gold Fields Limited on 1
July 2010 and chaired the Board from 2 November 2010. She also served on various Board Committees during her tenure.

The Board and management of Gold Fields thank Dr Ramphele for her significant contribution to the Company and her leadership of the
Board and wish her every success in her new ventures.

Gold Fields non-executive director, Cheryl Carolus, succeeded Dr
Ramphele as Chair from 14 February 2013. Ms Carolus was
appointed a director of Gold Fields on 10 March 2009. She is the
Executive Chair of Peotona Group Holdings Ltd and a director of
Investec and De Beers, amongst others.

Executive changes

Kgabo Moabelo was promoted to Managing Executive, South Africa.
He was previously the Executive Vice-President for People and
Organisational Effectiveness for the Group. His appointment took effect on 1 March 2013. Following the unbundling of Sibanye Gold from Gold Fields it had become necessary to review the managing structure for the South Africa Region and the South Deep mine. Mr
Moabelo will have full responsibility for South Deep’s business and operational performance in addition to dealing with the outside stakeholders that fall within the ambit of the Group’s South African operations.

South Deep is a crucial pillar in the growth of Gold Fields accounting for a significant portion of the company’s Mineral Reserves and future production profile. The mine is expected to achieve its full production rate of approximately 700,000 ounces a year by 2016.

Mr Moabelo joined Gold Fields in 2010 from Cisco Systems and has held leadership roles not only in mining but in energy, financial services and information technology.

Mr Moabelo’s position was taken over by Lee-Ann Samuel, who
became Senior Vice-President, Human Resources and previously headed the company’s Remuneration and Employee Benefits
portfolio. Ms Samuel, who joined Gold Fields in 2009, has held a number of managerial positions at large private sector companies and has consulted widely to local and provincial government
departments.

Ernesto Balarezo joined Gold Fields as Executive Vice-President for
South America, to replace Juan-Luis Kruger. Mr Balarezo, a Peruvian national, joined Gold Fields from Hochschild Mining, a London-listed mining company, where he was Vice-President Operations. He has altogether 21 years of professional experience in the mining industry.

Mr Kruger left Gold Fields to become CEO of a privately-held mining company in Peru.

Integrated annual report

Subsequent to the end of the quarter Gold Fields released its
Integrated Annual Report 2012, which is made up of the following three volumes: the Integrated Annual Review, the Annual Financial
Report for the year ended 31 December 2012, and the Mineral
Resources and Mineral Reserves Supplement as at 31 December
2012. These documents are available on the Gold Fields website at
www.goldfields.co.za
or as hard copies which can be can be
requested from the Corporate Affairs Department.

Gold Fields Results |

Outlook

Attributable gold production for the year ending December 2013 is expected to be between 1,825 million equivalent ounces and 1,900 million equivalent ounces excluding the discontinued operations, KDC and
Beatrix. Total cash cost is estimated at US$860 per ounce
(R250,000 per kilogram) and NCE at US$1,360 per ounce (R395,000 per kilogram) including US$40 per ounce for exploration and growth projects. These estimates are based on an average exchange rate of
R/US$9.00 and US$/A$1.04 for the year.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages
2 and 27.

Basis of accounting

The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting, the
Listings Requirements of the JSE Limited, the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial
Reporting Standards Council, as well as the requirements of the
South African Companies Act.

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards (IFRIC 20) issued by the International
Accounting Standards Board.

Change in accounting policy

In the March 2013 quarter, the Group adopted IFRIC 20-“Stripping
Costs in the Production Phase of a Surface Mine”, which became effective on 1 January 2013. The previous Gold Fields policy stated
that costs related to removing waste within the ore body, once it had been exposed, were accounted for in the income statement using the waste normalisation method. Any resultant asset created by the timing difference between costs incurred and costs expensed was recorded in the statement of financial position as a current asset.

IFRIC 20 requires that production stripping costs in a surface mine be capitalised to non-current assets if, and only if, all of the following criteria are met:

·        It is probable that the future economic benefit associated with the stripping activity will flow to the entity;
·        The entity can identify the component of the ore body for which access has been improved; and
·        The costs relating to the stripping activity associated with that component can be measured.

The comparative periods presented in this quarterly publication have been restated. The effect of the change in accounting policy is an after tax increase/(decrease) to net earnings from continuing operations attributable to the Gold Fields shareholder:

2011 – (R151.2) million
2012 – R84.9 million

The impact of the change in accounting policy for the March 2012 and December 2012 quarters is a credit to net earnings from
continuing operations attributable to the Gold Fields shareholder of
R47.0 million and a debit to net earnings from continuing operations attributable to the Gold Fields shareholder of R6.0 million, respectively. The corresponding entries for the above adjustments were property, plant and equipment, deferred tax and current assets.

Net earnings from continuing operations for 2012 have been restated
from R2,506.6 million to R2,591.5 million. As a result, earnings per share and headline earnings per share for 2012 have been restated
from 345 to 356 cents per share and from 382 to 393 cents per share, respectively.

N.J. Holland
Chief Executive Officer

10 May 2013

The financial statements are presented on a condensed consolidated basis.

| Gold Fields Results
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Revenue
7,158.7
8,228.2          6,925.8
Operating costs, net
(3,565.7)
(3,888.1)        (3,112.1)
-
Operating
costs
(3,572.8)
(3,787.7)        (3,195.6)
- Gold inventory change
7.1
(100.4)              83.5
Operating profit
3,593.0
4,340.1          3,813.7
Amortisation and depreciation
(1,214.1)
(1,223.7)           (945.0)
Net operating profit
2,378.9
3,116.4          2,868.7
Net interest paid
(91.5)
(81.3)             (61.0)
Share of results of associates after taxation
(80.8)
(129.9)                0.7
(Loss)/gain on foreign exchange
(0.6)
12.2            (66.2)
Gain/(loss) on financial instruments
0.4
(1.4)              (1.7)
Share-based payments
(117.0)
(65.4)            (77.3)
Other
(83.5)
(53.3)                8.9
Exploration
(210.6)
(322.3)           (292.0)
Feasibility and evaluation costs
(118.2)
(105.8)             (76.1)
Profit before royalties, taxation and non-recurring items
1,677.1
2,369.2          2,304.0
Non-recurring items
(389.7)
(986.0)             (46.0)
Profit before royalties and taxation
1,287.4
1,383.2          2,258.0
Royalties
(247.1)
(279.8)           (228.1)
Profit before taxation
1,040.3
1,103.4         2,029.9
Mining and income taxation
(733.4)
(641.6)        (1,617.1)
-
Normal
taxation
(660.7)
(796.3)           (677.5)
-
Deferred
taxation
(72.7)
154.7          (939.6)
Net profit from continuing operations
306.9
461.8            412.8
Discontinued operations
2,553.8
165.0          1,747.4
Net profit from discontinued operations
489.9
165.0          1,747.4
Net profit on distribution of discontinued operations
2,063.9
-                    -
Net profit
2,860.7
626.8          2,160.2
Attributable to:
- Owners of the parent
2,789.5
539.7          2,128.7
- Non-controlling interest
71.2
87.1              31.5
Non-recurring items
Loss on sale of investments
-
(0.3)                   -
Profit on sale of assets
0.8
0.1                1.7
Restructuring costs
(47.2)
(292.6)            (30.4)
Impairment of investments and assets
(12.8)
(711.1)            (17.3)
Other
(330.5)
17.9                   -
Total non-recurring items
(389.7)
(986.0)             (46.0)
Taxation
17.2
273.1                9.1
Net non-recurring items after tax and non-controlling interests
(372.5)
(712.9)             (36.9)
Net earnings from continuing operations
235.7
375.5             381.1
Net earnings from discontinued operations
2,553.8
164.1          1,747.6
Net earnings per share (cents) from continuing operations
32
52                 53
Net earnings per share (cents) from discontinued operations
349
22                 241
Diluted earnings per share (cents) from continuing operations
32
51                  52
Diluted earnings per share (cents) from discontinued operations
348
21                241
Headline earnings from continuing operations
245.5
786.7             397.0
Headline earnings from discontinued operations
489.7
163.0          1,747.6
Headline earnings per share (cents) from continuing operations
34
107                 55
Headline earnings per share (cents) from discontinued operations
67
23               241
Diluted headline earnings per share (cents) from continuing operations
33
107                 54
Diluted headline earnings per share (cents) from discontinued operations
67
22               241
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation - continuing operations
607.5
1,080.4            464.9
Net earnings excluding gains and losses on foreign exchange, financial instruments, and non-recurring items after royalties and taxation - discontinued operations
514.5
190.9          1,770.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, and non-recurring items after royalties and taxation (cents) - continuing operations
83
148                 64
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, and non-recurring items after royalties and taxation (cents) - discontinued operations
70
25               245
Gold sold – managed
kg
15,410
17,510           16,491
Gold price received
R/kg
464,549
469,914         419,975
Total cash cost
R/kg
234,036
222,433         189,467
Figures may not add as they are rounded independently.
The unaudited consolidated financial statements for the quarter ended 31 March 2013 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Results |

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Revenue
805.2
954.3             891.4
Operating costs, net
(401.2)
(451.3)           (400.5)
-
Operating
costs
(401.9)
(438.4)           (411.3)
- Gold inventory change
0.8
(12.9)               10.7
Operating profit
404.0
503.0             490.8
Amortisation and depreciation
(136.5)
(142.4)           (121.6)
Net operating profit
267.5
360.6             369.3
Net interest paid
(10.3)
(9.4)               (7.9)
Share of results of associates after taxation
(9.1)
(15.2)                 0.1
(Loss)/gain on foreign exchange
(0.1)
1.8               (8.5)
Loss on financial instruments
-
(0.1)               (0.2)
Share-based payments
(13.2)
(7.3)               (9.9)
Other
(9.4)
(6.2)                 1.1
Exploration
(23.7)
(37.5)              (37.6)
Feasibility and evaluation costs
(13.3)
(12.3)               (9.8)
Profit before royalties, taxation and non-recurring items
188.6
274.4             296.5
Non-recurring items
(43.8)
(120.3)               (5.9)
Profit before royalties and taxation
144.8
154.1             290.7
Royalties
(27.8)
(32.5)             (29.4)
Profit before taxation
117.0
121.6             261.3
Mining and income taxation
(82.5)
(70.8)           (208.2)
-
Normal
taxation
(74.3)
(92.5)             (87.2)
-
Deferred
taxation
(8.3)
21.7           (121.0)
Net profit from continuing operations
34.5
50.8              53.1
Discontinued operations
287.3
12.9             224.9
Net profit from discontinued operations
55.1
12.9             224.9
Net profit on distribution of discontinued operations
232.2
-                   -
Net profit
321.8
63.7             278.0
Attributable to:
- Owners of the parent
313.8
53.5             273.9
- Non-controlling interest
8.0
10.2                4.2
Non-recurring items
Loss on sale of investments
-
(0.6)                   -
Profit on sale of assets
0.1
0.1                0.2
Restructuring costs
(5.3)
(35.4)              (3.9)
Impairment of investments and assets
(1.4)
(86.6)              (2.2)
Other
(37.2)
2.2                   -
Total non-recurring items
(43.8)
(120.3)              (5.9)
Taxation
1.9
33.2                 1.2
Net non-recurring items after tax and non-controlling interests
(41.8)
(87.1)               (4.7)
Net earnings from continuing operations
26.5
40.7               48.9
Net earnings from discontinued operations
287.3
12.8             224.9
Net earnings per share (cents) from continuing operations
4
5                   7
Net earnings per share (cents) from discontinued operations
39
2                 31
Diluted earnings per share (cents) from continuing operations
4
5                   7
Diluted earnings per share (cents) from discontinued operations
39
2                 31
Headline earnings from continuing operations
27.6
91.0              51.0
Headline earnings from discontinued operations
55.1
12.9            224.9
Headline earnings per share (cents) from continuing operations
4
12                  7
Headline earnings per share (cents) from discontinued operations
7
3                 31
Diluted headline earnings per share (cents) from continuing operations
4
12                  7
Diluted headline earnings per share (cents) from discontinued operations
7
3                31
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation - continuing operations
68.3
126.7             59.8
Net earnings excluding gains and losses on foreign exchange, financial instruments, and non-recurring items after royalties and taxation - discontinued operations
57.9
15.8            227.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, and non-recurring items after royalties and taxation (cents) - continuing operations
9
18                  9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, and non-recurring items after royalties and taxation (cents) - discontinued operations
8
2                 31
South African rand/United States dollar conversion rate
8.89
8.67              7.77
South African rand/Australian dollar conversion rate
9.22
9.00              8.19
Gold sold – managed
oz (000)
495
563               530
Gold price received
US$/oz
1,625
1,686            1,681
Total cash cost
US$/oz
819
798               758

| Gold Fields Results
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Net profit
2,860.7
626.8          2,160.2
Other comprehensive income/(expenses) net of tax
1,581.9
584.1           (371.8)
Marked to market valuation of listed investments
13.7
69.8              67.5
Currency translation adjustments and other
1,574.9
523.6           (431.3)
Deferred taxation on marked to market valuation of listed investments
(6.7)
(9.3)              (8.0)
Total comprehensive income
4,442.6
1,210.9          1,788.4
Attributable to:
- Owners of the parent
4,219.1
1,070.2          1,756.9
- Non-controlling interest
223.5
140.7              31.5
4,442.6
1,210.9          1,788.4
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Net profit
321.8
63.7             278.0
Other comprehensive income/(expenses) net of tax
(265.3)
(140.6)             386.2
Marked to market valuation of listed investments
1.5
8.6                8.7
Currency translation adjustments and other
(266.0)
(148.1)             378.5
Deferred taxation on marked to market valuation of listed investments
(0.8)
(1.1)              (1.0)
Total comprehensive income/(expenses)
56.5
(76.9)             664.2
Attributable to:
- Owners of the parent
48.4
(86.5)             649.4
- Non-controlling interest
8.1
9.6               14.8
56.5
(76.9)             664.2
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN
RAND
UNITED STATES
DOLLARS
March
2013
Restated
December
2012
March
2013
Restated
December
2012
Property, plant and equipment
57,311.7
53,633.8
6,175.8
6,258.4
Goodwill
4,458.9
4,458.9
480.5
520.3
Non-current assets
1,092.1
910.6
117.7
106.3
Investments
2,572.5
2,318.1
277.2
270.5
Deferred taxation
351.9
356.0
37.9
41.6
Current assets
13,219.7
33,212.9
1,424.5
3,875.5
- Other current assets
7,943.6
7,604.1
856.0
887.3
- Cash and deposits
5,276.1
5,195.6
568.5
606.3
- Assets held for distribution
-
20,413.2
-
2,381.9
Total assets
79,006.8
94,890.3
8,513.6
11,072.6
Shareholders’ equity
45,940.1
53,056.5
4,950.3
6,191.0
Deferred taxation
5,546.7
5,052.0
597.7
589.5
Long-term loans
17,600.9
15,672.9
1,896.6
1,828.8
Environmental rehabilitation provisions
2,324.7
2,131.6
250.5
248.8
Other long-term provisions
122.1
119.0
13.2
13.9
Current liabilities
7,472.3
18,858.3
805.3
2,200.6
- Other current liabilities
6,701.1
6,164.1
722.2
719.3
- Current portion of long-term loans
771.2
342.8
83.1
40.0
- Liabilities held for distribution
-
12,351.4
-
1,441.3
Total equity and liabilities
79,006.8
94,890.3
8,513.6
11,072.6
South African rand/US dollar conversion rate
9.28
8.57
South African rand/Australian dollar conversion rate
9.70
8.92

Net debt
13,096.0
10,820.1
1,411.2
1,262.5

Gold Fields Results |

Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
31,542.3
3,773.2
16,038.0
1,803.9
53,157.4
Prior year adjustment - (25.0) (66.3) (9.6)
(100.9)
Total comprehensive income - 1,429.6 2,789.5 223.5
4,442.6
Profit for the period - - 2,789.5 71.2
2,860.7
Other comprehensive income - 1,429.6 - 152.3
1,581.9
Dividends paid - - (557.9) (7.3)
(565.2)
Distribution in specie of discontinued operations (11,186.9) - - -
(11,186.9)
Share-based payments - 160.5 - -
160.5
Transactions with non-controlling interest - - - (2.7)
(2.7)
Loans received from non-controlling interest - - - 31.6
31.6
Exercise of employee share options 3.7 - - -
3.7
Balance as at 31 March 2013
20,359.1
5,338.3
18,203.3
2,039.4
45,940.1
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
4,599.9
(700.8)
2,093.2
210.5
6,202.8
Prior year adjustment - - (10.6) (1.2)
(11.8)
Total comprehensive (expenses)/income - (265.4) 313.8 8.1
56.5
Profit for the period - - 313.8 8.0
321.8
Other comprehensive (expenses)/income - (265.4) - 0.1
(265.3)
Dividends paid - - (61.2) (0.8)
(62.0)
Distribution in specie of discontinued operations (1,256.9) - - -
(1,256.9)
Share-based payments -
18.1                          -                          -
18.1
Transactions with non-controlling interest - - - (0.3)
(0.3)
Loans received from non-controlling interest - - - 3.5
3.5
Exercise of employee share options 0.4 - - -
0.4
Balance as at 31 March 2013
3,343.4
(948.1)
2,335.2
219.8
4,950.3
SOUTH AFRICAN RAND
Restated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Prior year adjustment - (16.3) (151.2) -
(167.5)
Total comprehensive (expenses)/income - (371.8) 2,128.7 31.5
1,788.4
Profit for the period - - 2,128.7 31.5
2,160.2
Other comprehensive expenses - (371.8) - -
(371.8)
Dividends paid - - (1,677.3) -
(1,677.3)
Share-based payments - 143.7 - -
143.7
Transactions with non-controlling interest - - - 0.7
0.7
Loans received from non-controlling interest - - - 45.8
45.8
Exercise of employee share options 1.7 - - -
1.7
Balance as at 31 March 2012
31,528.0
1,821.1
13,595.3
1,252.6
48,197.0
UNITED STATES DOLLARS
Restated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Prior year adjustment - 0.3 (20.9) -
(20.6)
Total comprehensive income - 375.5 273.9 14.8
664.2
Profit for the period - - 273.9 4.2
278.1
Other comprehensive income - 375.5 - 10.6
386.1
Dividends paid - - (221.5) -
(221.5)
Share-based payments -
18.5                          -                           -
18.5
Transactions with non-controlling interest - - - 0.1
0.1
Loans received from non-controlling interest - - - 5.9
5.9
Exercise of employee share options 0.2 - - -
0.2
Balance as at 31 March 2012
4,598.1
(211.3)
1,806.3
165.3
6,358.4

| Gold Fields Results
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Cash flows from operating activities
2,138.6
3,352.9         2,716.8
Profit before royalties, tax and non-recurring items
1,677.1
2,369.2         2,304.0
Non-recurring items
(389.7)
(986.0)            (46.0)
Amortisation and depreciation
1,213.8
1,223.7            945.0
Change in working capital
488.0
8.2          (377.1)
Royalties and taxation paid
(1,123.3)
(668.3)          (861.1)
Other non-cash items
(8.9)
784.3            102.7
Cash generated by continuing operations
1,857.0
2,731.1         2,067.5
Cash generated by discontinued operations
281.6
621.8            649.3
Dividends paid
(565.2)
(43.7)        (1,701.5)
Owners of the parent
(557.9)
-        (1,677.3)
Non-controlling interest holders
(7.3)
(43.7)            (24.2)
Cash flows from investing activities
(2,772.8)
(3,589.4)       (3,463.4)
Capital expenditure – additions
(2,172.8)
(2,823.9)       (1,959.2)
Capital expenditure – proceeds on disposal
0.8
2.4               1.4
Payment to FSE
-
-          (833.8)
Payment to Bezant
(90.8)
-                   -
La Cima non-controlling interest buy-out
-
(7.2)             (0.1)
Purchase of investments
(14.6)
-             (1.0)
Proceeds on disposal of investments
1.5
3.0               4.4
Environmental and post-retirement health care payments
(9.2)
(6.9)            (10.0)
Cash utilised in continuing operations
(2,285.1)
(2,832.6)       (2,798.3)
Cash utilised in discontinued operations
(487.7)
(756.8)         (665.1)
Cash flows from financing activities
1,423.4
1,672.3        1,744.4
Loans received
25,045.6
260.8           858.8
Loans repaid
(24,007.5)
(110.8)         (136.9)
Non-controlling interest holders’ loans received
31.6
55.4             45.8
Shares issued
3.7
1.9               1.7
Cash generated by continuing operations
1,073.4
207.3           769.4
Cash generated by discontinued operations
350.0
1,465.0           975.0
Net cash inflow/(outflow)
224.0
1,392.1          (703.7)
Net cash inflow/(outflow)from continuing operations
80.1
62.1        (1,662.9)
Net cash inflow from discontinued operations
143.9
1,330.0            959.2
Cash distributed on unbundling of Sibanye
(946.1)
-                   -
Translation adjustment
379.7
141.4           (193.4)
Cash at beginning of period
5,618.5
4,085.0          6,049.0
Cash at end of period

5,276.1
5,618.5
#
5,151.9
*Cash flow from operating activities less capital expenditure additions for continuing operations
(315.8)
(92.8)             108.3
*Cash flow from operating activities less capital expenditure additions for discontinued operations
(140.2)
(137.1)            (15.8)
#
Cash at the end of December 2012 of R5,618.5 million comprised cash attributable to continuing operations of R5,195.6 million and cash attributable to discontinued operations of R422.9 million.

Gold Fields Results |

Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Cash flows from operating activities
230.5
387.2            356.5
Profit before royalties, tax and non-recurring items
188.6
274.4            296.5
Non-recurring items
(43.8)
(120.3)             (5.9)
Amortisation and depreciation
136.5
142.4           121.6
Change in working capital
54.8
4.2           (48.5)
Royalties and taxation paid
(135.4)
(74.5)          (108.9)
Other non-cash items
(1.2)
95.2             13.3
Cash generated by continuing operations
199.6
321.3
268.0
Cash generated by discontinued operations
30.9
65.8
88.5
Dividends paid
(62.0)
(5.0)          (224.5)
Owners of the parent
(61.2)
-          (221.5)
Non-controlling interest holders
(0.8)
(5.0)              (3.0)
Cash flows from investing activities
(311.6)
(415.1)          (448.4)
Capital expenditure – additions
(244.4)
(327.4)          (252.2)
Capital expenditure – proceeds on disposal
0.1
0.3               0.2
Payment to FSE
-
-         (110.0)
Payment to Bezant
(10.0)
-                  -
La Cima non-controlling interest buy-out
-
(0.8)                  -
Purchase of investments
(1.6)
-             (0.1)
Proceeds on disposal of investments
0.2
0.3               0.6
Environmental and post-retirement health care payments
(1.0)
(0.8)             (1.3)
Cash utilised in continuing operations
(256.8)
(328.4)         (362.8)
Cash utilised in discontinued operations
(54.9)
(86.7)           (85.6)
Cash flows from financing activities
154.8
194.5           230.0
Loans received
2,832.7
30.0           113.3
Loans repaid
(2,720.8)
(12.9)           (18.0)
Non-controlling interest holders’ loans received
3.5
6.3               5.9
Shares issued
0.4
0.2               0.2
Cash generated by continuing operations
115.8
23.6            101.4
Cash generated by discontinued operations
39.0
170.9
128.6
Net cash inflow/(outflow)
11.7
161.5            (86.3)
Net cash inflow/(outflow)from continuing operations
(3.4)
11.6          (217.8)
Net cash inflow from discontinued operations
15.0
150.0            131.5
Cash distributed on unbundling of Sibanye
(106.4)
-                   -
Translation adjustment
7.6
0.1              22.0
Cash at beginning of period
655.6
494.0            744.0
Cash at end of period
568.5
655.6
#
679.7
*Cash flow from operating activities less capital expenditure additions for continuing operations
(44.8)
(6.1)               15.9
*Cash flow from operating activities less capital expenditure additions for discontinued operations
(16.6)
(21.2)                2.9
#
Cash at the end December 2012 comprised cash attributable to continuing operations of US$606.3 million and cash attributable to discontinued operations of US$49.3 million.

| Gold Fields Results
Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Net earnings from continuing operations
235.7
375.5             381.1
Loss on sale of investments
-
0.3                    -
Taxation effect on sale of investments
-
24.6                    -
Profit on sale of assets
(0.8)
(0.1)               (1.7)
Taxation effect on sale of assets
0.2
(0.2)                 0.3
Impairment of investments and assets
12.8
554.2               17.3
Taxation on impairment of investments and assets
(2.4)
(167.6)                    -
Headline earnings from continuing operations
245.5
786.7              397.0
Headline earnings per share – cents
34
107                   55
Based on headline earnings as given above divided by 731,207,454 (December 2012 – 729,075,924 and March 2012 –
723,776,008) being the weighted average number of ordinary shares in issue.
UNITED STATES DOLLARS
Quarter
March
2013
Restated
December
2012
Restated
March
2012
Net earnings from continuing operations
26.5
40.7              48.9
Loss on sale of investments
-
0.5                   -
Taxation effect on sale of investments
-
3.0                   -
Profit on sale of assets
(0.1)
(0.1)              (0.2)
Taxation effect on sale of assets
-
-                0.1
Impairment of investments and assets
1.5
67.4                2.2
Taxation effect on impairment of investments and assets
(0.3)
(20.4)                   -
Headline earnings from continuing operations
27.6
91.0               51.0
Headline earnings per share – cents
4
12                   7
Based on headline earnings as given above divided by 731,207,454 (December 2012 – 729,075,924 and March 2012 –
723,776,008) being the weighted average number of ordinary shares in issue.
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward exchange contracts*
There were no outstanding contracts at the end of March 2013.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
The table below shows the debt maturity profile of Gold Fields reflecting the new dollar facilities that have been negotiated for the
Group post unbundling.
Figures are in millions unless otherwise stated
31 Dec 2013
31 Dec 2014
31 Dec 2015
1 Jan 2016
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond)
Rand million
-                       -                      -
1,500.0
1,500.0
US dollar million
30.0                  75.0
750.0 1,709.2
2,564.2
Dollar debt translated to rand 278.4 696.0 6,960.0 15,861.5
23,795.9
Total (R’m)
278.4                 696.0
6,960.0
17,361.5
25,295.9
Utilisation – Uncommitted and committed loan facilities (including US$ bond)
Rand million
400.0                       -                      -
700.0
1,100.0
US dollar million
30.0                  40.0
750.0 1,041.2
1,861.2
Dollar debt translated to rand 278.4 371.2 6,960.0 9,662.5
17,272.1
Total (R’m)
678.4                371.2
6,960.0
10,362.5
18,372.1
Exchange rate: US$1 = R9.28 being the closing rate at the end of the March 2013 quarter.

Gold Fields Results |

Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total Mine
Continuing
Operations
South Africa
Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
South Deep
Total                Tarkwa
Damang
Cerro
Corona
Total St
Ives                Agnew
Operating costs
(1)
March 2013
(3,572.8)
(678.8)
(1,466.2)
(1,094.3)
(371.9)
(376.0)
(1,051.8)
(761.3)
(290.5)
Dec 2012 (3,787.7) (658.0) (1,537.2) (1,122.2) (415.0) (412.1) (1,180.4) (867.8) (312.6)
Gold-in-process and
March 2013
(24.8)
-
(10.7)
(72.9)
62.2
36.4
(0.9)
(12.9)
12.0
inventory change*
Dec 2012
(55.6)
- (13.4) (25.2) 11.8 22.6
(64.8)
(36.0) (28.8)
Less:
March 2013
(28.3)
(3.3)
(13.4)
(11.6)
(1.8)
(2.4)
(9.2)
(7.4)
(1.8)
Rehabilitation costs
Dec 2012
(27.3)
(2.0) (14.4) (12.4) (2.0) (3.0)
(7.9)
(6.4) (1.5)
General and
March 2013
(160.4)
(14.1)
(81.6)
(61.9)
(19.7)
(9.3)
(55.4)
(38.7)
(16.7)
admin
Dec 2012
(201.1)
(10.8) (126.4) (100.4) (26.0) (3.9)
(60.0)
(39.6) (20.4)
Plus:
March 2013
(247.2)
(4.6)
(154.7)
(123.2)
(31.5)
(36.8)
(51.1)
(37.3)
(13.8)
Royalties Dec 2012 (279.9) (4.7) (171.9) (139.3) (32.6) (40.7) (62.6) (40.7) (21.9)
TOTAL CASH COST
(2)
March 2013
(3,606.5)
(666.0)
(1,536.6)
(1,216.9)
(319.7)
(364.7)
(1,039.2)
(765.4)
(273.8)
Dec 2012
(3,894.8)
(649.9) (1,581.7) (1,173.9) (407.8) (423.3)
(1,239.9)
(898.5) (341.4)
Plus:
March 2013
(1,219.6)
(193.6)
(363.0)
(293.6)
(69.4)
(98.1)
(564.9)
Amortisation*
Dec 2012
(1,254.9)
(182.5) (351.9) (297.0) (54.9) (118.9)
(601.6)
Rehabilitation
March 2013
(28.3)
(3.3)
(13.4)
(11.6)
(1.8)
(2.4)
(9.2)
Dec 2012
(27.3)
(2.0) (14.4) (12.4) (2.0) (3.0)
(7.9)
TOTAL PRODUCTION
March 2013
(4,854.4)
(862.9)
(1,913.0)
(1,522.1)
(390.9)
(465.2)
(1,613.3)
COST
(3)
Dec 2012 (5,177.0) (834.4) (1,948.0) (1,483.3) (464.7) (545.2) (1,849.4)
Gold sold
March 2013
495.4
63.0
213.4
170.1
43.3
73.3
145.7
102.0
43.7
– thousand ounces
Dec 2012
563.0 62.7 231.8 187.8 44.0 102.0
166.5
111.6 54.9
TOTAL CASH COST
March 2013
819
1,189
810
805
830
560
802
844
705
– US$/oz
Dec 2012
798
1,196 787 721 1,070 479
859
929 717
TOTAL CASH COST
March 2013
234,036
339,969
231,451
229,994
237,166
160,026
229,252
241,147
201,472
– R/kg
Dec 2012 222,433 333,282 219,528 201,045 298,536 133,407 239,271 258,636 199,883
TOTAL PRODUCTION
March 2013
1,102
1,541
1,008
1,006
1,015
714
1,245
COST – US$/oz
Dec 2012
1,061
1,535 969 911 1,219 616
1,281
TOTAL PRODUCTION
March 2013
315,016
440,480
288,146
287,677
289,985
204,125
355,901
COST – R/kg
Dec 2012 295,662 427,897 270,373 254,040 340,190 171,825 356,889
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R8.89 and US$1 = R8.67 for the March 2013 and December 2012 quarters respectively.

| Gold Fields Results
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total                     Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
March 2013
9,535
520
5,978
5,018                    960
1,624
December 2012
11,011 538
7,023                    5,853                1,170
1,600
Yield (grams per tonne)
March 2013
1.6
3.8
1.1
1.1                     1.4
1.5
December 2012 1.6 3.6
1.0                     1.0                        1.2
1.9
Gold produced (kilograms)
March2013
15,522
1,959
6,639
5,291                   1,348
2,391
December 2012 17,384 1,950
7,205                   5,839                    1,366
3,047
Gold sold (kilograms)
March 2013
15,410
1,959
6,639
5,291                   1,348
2,279
December 2012
17,510 1,950
7,205                   5,839                   1,366
3,173
Gold price received
March 2013
464,549
470,597
465,989
465,753                466,914
452,172
(Rand per kilogram)
December 2012
469,914 481,487
477,183                477,085                477,599
432,241
Total cash cost (Rand per kilogram)
March 2013
234,036
339,969
231,451
229,994                237,166
160,026
December 2012 222,433 333,282
219,528                201,045               298,536
133,407
Notional cash expenditure
March 2013
363,188
627,514
353,683
347,912               376,335
208,072
(Rand per kilogram) December 2012 369,023 672,974
334,545                311,714              432,138
222,448
Operating costs (Rand per tonne)
March 2013
375
1,305
245
218                     387
232
December 2012
344 1,223
219                      192                     355
258
Financial Results (Rand million)
Revenue
March 2012
7,158.7
921.9
3,093.7
2,464.3                   629.4
1,030.5
December 2012
8,228.2 938.9
3,438.1                2,785.7                    652.4
1,371.5
Net operating costs
March 2013
(3,565.7)
(678.8)
(1,499.9)
(1,195.6)                (304.3)
(333.0)
December 2012 (3,888.1) (658.0)
(1,567.2)               (1,143.9)              (423.3)
(388.6)
- Operating costs
March 2013
(3,572.8)
(678.8)
(1,466.2)
(1,094.3)               (371.9)
(376.0)
December 2012 (3,787.7) (658.0)
(1,537.2)              (1,122.2)               (415.0)
(412.1)
- Gold inventory change
March 2013
7.1
-
(33.7)
(101.3)                    67.6
43.0
December 2012
(100.4) -
(30.0)                 (21.7)                   (8.3)
23.5
Operating profit
March 2013
3,593.0
243.1
1,593.8
1,268.7                  325.1
697.5
December 2012 4,340.1 280.9
1,870.9                 1,641.8                  229.1
982.9
Amortisation of mining assets
March 2013
(1,201.9)
(193.6)
(340.0)
(265.2)                  (74.8)
(104.7)
December 2012 (1,210.1) (182.5)
(335.3)                 (300.5)                 (34.8)
(119.8)
Net operating profit
March 2013
2,391.1
49.5
1,253.8
1,003.5                   250.3
592.8
December 2012 3,130.0 98.4
1,535.6                 1,341.3                  194.3
863.1
Other expenses
March 2013
(130.2)
(21.2)
(59.7)
(38.7)                 (21.0)
(28.6)
December 2012 (169.8) (14.8)
(34.3)                  (26.2)                   (8.1)
(63.1)
Profit before royalties and taxation
March 2013
2,260.9
28.3
1,194.1
964.8                   229.3
564.2
December 2012
2,960.2 83.6
1,501.3                 1,315.1                  186.2
800.0
Royalties, mining and income taxation
March 2013
(943.8)
(7.4)
(512.5)
(411.0)                (101.5)
(243.0)
December 2012 (907.3) 38.4
(675.1)                 (567.2)               (107.9)
(263.7)
- Normal taxation
March 2013
(501.5)
-
(303.1)
(249.6)                  (53.5)
(198.4)
December 2012 (1,171.9) -
(439.3)                 (391.9)                 (47.4)
(293.7)
- Royalties
March 2013
(247.2)
(4.6)
(154.7)
(123.2)                  (31.5)
(36.8)
December 2012 (279.9) (4.7)
(171.9)                 (139.3)                 (32.6)
(40.7)
- Deferred taxation
March 2013
(195.1)
(2.8)
(54.7)
(38.2)                 (16.5)
(7.8)
December 2012
544.5 43.1
(63.9)                  (36.0)                  (27.9)
70.7
Profit before non-recurring items
March 2013
1,317.1
20.9
681.6
553.8                    127.8
321.2
December 2012 2,052.9 122.0
826.2                    747.9                     78.3
536.3
Non-recurring items
March 2012
(57.3)
(32.9)
(13.4)
(15.4)                      2.0
(5.2)
December 2012 (984.9) (220.8)
(44.1)                 (52.0)
7.9 (5.0)
Net profit
March 2013
1,259.8
(12.0)
668.2
538.4                    129.8
316.0
December 2012 1,068.0 (98.8)
782.1                  695.9                      86.2
531.3
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
March 2013
1,310.1
11.0
684.4                  552.9                    131.5
320.9
December 2012 1,474.6 55.8
565.0                  512.7                      52.3
508.1
Capital expenditure
March 2013
(2,064.6)
(550.5)
(881.9)
(746.5)
(135.4)
(121.5)
December 2012 (2,627.4) (654.3)
(873.2)                (697.9)                 (175.3)
(265.7)

Gold Fields Results |

Operating and financial results
SOUTH AFRICAN RAND
Australasia Region
#
Australia
Total St
Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
March 2013
1,413                      1,233                         180
December 2012
1,850                      1,651                         199
Yield (grams per tonne)
March 2013
3.2
2.6
7.6
December 2012
2.8                           2.1                         8.6
Gold produced (kilograms)
March 2013
4,533
3,174
1,359
December 2012
5,182                       3,474                     1,708
Gold sold (kilograms)
March 2013
4,533
3,174
1,359
December 2012
5,182                      3,474                      1,708
Gold price received (Rand per kilogram)
March 2013
466,049
466,163
465,784
December 2012
478,522                   481,721                 472,014
Total cash cost (Rand per kilogram)
March 2013
229,252
241,147
201,472
December 2012
239,271                  258,636                  199,883
Notional cash expenditure (Rand per kilogram)
March 2013
344,694
372,936
278,734
December 2012
388,769                  455,066                   253,923
Operating costs (Rand per tonne)
March 2013
744
617
1,614
December 2012
638                         526
1,571
Financial Results (Rand million)
Revenue
March 2013
2,112.6
1,479.6
633.0
December 2012
2,479.7                    1,673.5                      806.2
Net operating costs
March 2013
(1,054.0)
(780.8)
(273.2)
December 2012
(1,274.3)                   (917.1)                    (357.2)
- Operating costs
March 2013
(1,051.8)
(761.3)
(290.5)
December 2012
(1,180.4)                   (867.8)                    (312.6)
- Gold inventory change
March 2013
(2.2)
(19.5)
17.3
December 2012
(93.9)                     (49.3)                      (44.6)
Operating profit
March 2013
1,058.6
698.8
359.8
December 2012
1,205.4                       756.4                      449.0
Amortisation of mining assets
March 2013
(563.6)
December 2012 (572.5)
Net operating profit
March 2013
495.0
December 2012 632.9
Other expenses
March 2013
(20.7)
December 2012 (57.6)
Profit before royalties and taxation
March 2013
474.3
December 2012
575.3
Royalties, mining and income taxation
March 2013
(180.9)
December 2012 (6.9)
- Normal taxation
March 2013
-
December 2012 (438.9)
- Royalties
March 2013
(51.1)
December 2012 (62.6)
- Deferred taxation
March 2013
(129.8)
December 2012
494.6
Profit before non-recurring items
March 2013
293.4
December 2012 568.4
Non-recurring items
March 2013
(5.8)
December 2012 (715.0)
Net profit
March 2013
287.6
December 2012 (146.6)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
March 2013
293.8
December 2012 345.7
Capital expenditure
March 2013
(510.7)
(422.4)
(88.3)
December 2012
(834.2)                   (713.1)                    (121.1)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

| Gold Fields Results
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total                  Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
March 2013
9,535
520
5,978
5,018                    960
1,624
December 2012
11,011 538 7,023
5,853                 1,170
1,600
Yield (ounces per tonne)
March 2013
0.052
0.121
0.036
0.034                 0.045
0.047
December 2012 0.051 0.117
0.033                    0.032                 0.038
0.061
Gold produced (000 ounces)
March 2013
499.0
63.0
213.4
170.1                   43.3
76.9
December 2012 558.9 62.7
231.8                     187.8                   44.0
97.9
Gold sold (000 ounces)
March 2013
495.4
63.0
213.4
170.1                   43.3
73.3
December 2012
563.0 62.7
231.8                     187.8                   44.0
102.0
Gold price received
March 2013
1,625
1,646
1,630
1,630                 1,634
1,582
(dollars per ounce)
December 2012
1,686 1,727
1,712                    1,712                  1,713
1,551
Total cash cost (dollars per ounce)
March 2013
819
1,189
810
805                      830
560
December 2012 798 1,196
787                        721
1,070 479
Notional cash expenditure
March 2013
1,271
2,195
1,237
1,217                  1,317
728
(dollars per ounce) December 2012 1,324 2,414
1,200                    1,118                  1,550
798
Operating costs (dollars per tonne)
March 2013
42
147
28
25                      44
26
December 2012
40 141
25                         22                      41
30
Financial Results ($ million)
Revenue
March 2013
805.2
103.7
348.0
277.2                   70.8
115.9
December 2012
954.3 107.9
398.7                     323.1                  75.7
159.7
Net operating costs
March 2013
(401.2)
(76.4)
(168.7)
(134.5)                 (34.2)
(37.5)
December 2012 (451.3) (76.0)
(182.4)                 (133.1)                 (49.3)
(45.3)
- Operating costs
March 2013
(401.9)
(76.4)
(164.9)
(123.1)                 (41.8)
(42.3)
December 2012 (438.4) (76.0)
(178.1)                 (129.9)                 (48.2)
(48.0)
- Gold inventory change
March 2013
0.8
-
(3.8)
(11.4)                    7.6
4.8
December 2012
(12.9) -
(4.3)                     (3.2)                 (1.1)
2.7
Operating profit
March 2013
404.0
27.3
179.3
142.7                   36.6
78.5
December 2012 503.0 31.9
216.3                    190.0                   26.3
114.4
Amortisation of mining assets
March 2013
(135.2)
(21.8)
(38.2)
(29.8)                  (8.4)
(11.8)
December 2012 (141.0) (21.1)
(38.9)                   (34.9)                   (4.0)
(14.0)
Net operating profit
March 2013
269.0
5.6
141.0
112.9                  28.2
66.7
December 2012 361.9 10.9
177.4                    155.0                   22.4
100.4
Other expenses
March 2013
(14.6)
(2.4)
(6.7)
(4.4)                 (2.4)
(3.2)
December 2012 (19.8) (1.7)
(3.8)                     (2.9)                  (0.9)
(7.5)
Profit before royalties and
March 2013
254.3
3.2
134.3
108.5                  25.8
63.5
taxation
December 2012
342.1 9.2
173.6                     152.1                  21.5
93.0
Royalties, mining and income
March 2013
(106.2)
(0.8)
(57.6)
(46.2)               (11.4)
(27.3)
taxation December 2012 (102.5) 4.4
(76.9)                   (64.4)                (12.6)
(30.7)
- Normal taxation
March 2013
(56.4)
-
(34.1)
(28.1)                (6.0)
(22.3)
December 2012 (139.4) -
(51.3)                    (45.6)               (5.8)
(34.5)
- Royalties
March 2013
(27.8)
(0.5)
(17.4)
(13.9)                (3.5)
(4.1)
December 2012 (32.5) (0.6)
(19.9)                   (16.1)                 (3.8)
(4.8)
- Deferred taxation
March 2013
(21.9)
(0.3)
(6.2)
(4.3)                (1.9)
(0.9)
December 2012
69.4 5.0
(5.7)                    (2.7)                 (3.0)
8.5
Profit before non-recurring items
March 2013
148.2
2.4
76.7
62.3                 14.4
36.1
December 2012 239.6 13.6
96.7                        87.7                 8.9
62.2
Non-recurring items
March 2013
(6.4)
(3.7)
(1.5)
(1.7)                   0.2
(0.6)
December 2012 (119.9) (26.8)
(5.2)                      (6.3)                   1.1
(0.6)
Net profit
March 2013
141.7
(1.3)
75.2
60.6                 14.6
35.5
December 2012 119.7 (13.2)
91.4                       81.4                 10.1
61.6
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
March 2013
147.4
1.2
77.0                       62.2                 14.8
36.1
December 2012 170.2 6.2
65.0                       58.9                   6.0
58.9
Capital expenditure
March 2013
(232.2)
(61.9)
(99.2)
(84.0)
(15.2)
(13.7)
December 2012 (304.6) (75.2)
(101.7)                     (81.8)              (19.9)
(31.2)
Average exchange rates were US$1 = R8.89 and US$1 = R8.67 for the March 2013 and December 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R9.22 and A$1 = R9.00 for the March 2013 and December 2012 quarters respectively.

Gold Fields Results |

Operating and financial results
UNITED STATES DOLLARS
Australasia Region
#
AUSTRALIAN
DOLLARS
Australia
Australasia Region
#
Total St
Ives                         Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated
March 2013
1,413                       1,233                         180
1,413                 1,233                               180
(000 tonnes)
December 2012
1,850                       1,651                         199
1,850                  1,651                              199
Yield (ounces per tonne)
March 2013
0.103
0.083
0.243
0.103                 0.083
0.243
December 2012
0.090                       0.068                       0.276
0.090                 0.068                             0.276
Gold produced (000 ounces)
March 2013
145.7
102.0
43.7
145.7                 102.0
43.7
December 2012
166.5                       111.6                         54.9
166.5                  111.6                             54.9
Gold sold (000 ounces)
March 2013
145.7
102.0
43.7
145.7                  102.0
43.7
December 2012
166.5                       111.6                         54.9
166.5                  111.6                              54.9
Gold price received
March 2013
1,631
1,631
1,630
1,572                  1,573
1,571
(dollars per ounce)
December 2012
1,717                       1,728                       1,693
1,654                  1,665                            1,631
Total cash cost
March 2013
802
844
705
773                    814
680
(dollars per ounce) December 2012
859                          929                          717
827                    894                               691
Notional cash expenditure
March 2013
1,206
1,305
975
1,163                  1,258
940
(dollars per ounce) December 2012
1,395                       1,633                           911
1,344                  1,573                               878
Operating costs
March 2013
84
69
182
81                      67
175
(dollars per tonne) December 2012
74                             61
181
71                      58
175
Financial Results ($ million)
Revenue
March 2013
237.6
166.4
71.2
229.1                   160.5
68.7
December 2012
288.0                        193.5                        94.5
276.8                   185.8                            91.0
Net operating costs
March 2013
(118.6)
(87.8)
(30.7)
(114.3)                   (84.7)
(29.6)
December 2012
(147.8)                    (106.3)                      (41.5)
(142.2)                 (102.2)                         (40.0)
- Operating costs
March 2013
(118.3)
(85.6)
(32.7)
(114.1)                   (82.6)
(31.5)
December 2012
(136.4)                    (100.4)                       (36.0)
(131.2)                   (96.6)                         (34.6)
- Gold inventory change
March 2013
(0.2)
(2.2)
1.9
(0.2)                    (2.1)
1.9
December 2012
(11.4)                       (5.8)                          (5.5)
(11.0)                     (5.6)                           (5.4)
Operating profit
March 2013
119.1
78.6
40.6
114.8                      75.8
39.0
December 2012
140.2                         87.2                         53.0
134.6                      83.6                            51.0
Amortisation of mining assets
March 2013
(63.4)
(61.1)
December 2012 (67.0) (64.5)
Net operating profit
March 2013
55.7
53.7
December 2012 73.2 70.1
Other expenses
March 2013
(2.3)
(2.2)
December 2012 (6.9) (6.6)
Profit before royalties and
March 2013
53.4
51.4
taxation
December 2012
66.3 63.5
Royalties, mining and income taxation
March 2013
(20.3)
(19.6)
December 2012 0.7 0.7
- Normal taxation
March 2013
-
-
December 2012 (53.6) (51.8)
- Royalties
March 2013
(5.7)
(5.5)
December 2012 (7.3) (7.0)
- Deferred taxation
March 2013
(14.6)
(14.1)
December 2012
61.6 59.5
Profit before
March 2013
33.0
31.8
non-recurring items
December 2012 67.0 64.2
Non-recurring items
March 2013
(0.7)
(0.6)
December 2012 (87.3) (84.3)
Net profit
March 2013
32.4
31.2
December 2012 (20.2) (20.1)
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
March 2013
33.0
31.9
December 2012 39.9 38.4
Capital expenditure
March 2013
(57.4)
(47.5)
(9.9)
(55.4)
(45.8)
(9.6)
December 2012
(96.5)                      (82.7)                      (13.8)
(92.7)                      (79.4)                      (13.3)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

| Gold Fields Results
Capital expenditure
Figures are in South African rand millions unless otherwise stated
Total
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total           Tarkwa
Damang
Cerro
Corona
Total           St Ives            Agnew
Sustaining
March 2013
(1,461.8)
-
(881.9)
(746.5)
(135.4)
(121.5)
(458.1)
(378.1)            (80.0)
(0.3)
capital
December 2012
(1,908.9)
-
(913.8)
(697.9)
(215.9)
(265.7)
(716.7)
(618.4)            (98.3)
(12.7)
Project capital
#
March 2013
(641.2)
(550.5)
-
-
-
-
-
-                  -
(90.7)
December 2012
(791.8)
(654.3)
-
-
-
-
-
-                   -
(137.5)
Brownfields
March 2013
(52.6)
-
-
-
-
-
(52.6)
(44.3)
(8.3)
-
exploration
December 2012
(76.9)
-
40.6
-
40.6
-
(117.5)
(94.7)
(22.8)
-
Total capital
March 2013
(2,155.6)
(550.5)
(881.9)
(746.5)
(135.4)
(121.5)
(510.7)
(422.4)
(88.3)
(91.0)
expenditure
December 2012
(2,777.6)
(654.3)
(873.2)
(697.9)
(175.3)
(265.7)
(834.2)
(713.1)
(121.1)
(150.2)
#
Project capital expenditure under Corporate in the March quarter included R47 million (US$5 million) at the Arctic Platinum project (APP), R18 million (US$2 million) at Chucapaca being our 51 per cent share in this project and R26 million (US$3 million) at Salares Norte and general corporate capital expenditure. This compared with expenditure during the December quarter of R62 million
(US$7 million) at APP, R50 million (US$6 million) at Chucapaca, being our 51 per cent share in this project and R15 million (US$2 million) at the Damang super-pit project, together with general corporate capital expenditure. The table above only includes Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R2,156 million (US$243 million) for the March quarter compared with R2,173 million (US$244 million) as reported in the Statement of cash flows.

Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total Group
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total           Tarkwa
Damang
Cerro
Corona
Total           St Ives          Agnew
Operating costs
March 2013
(3,572.8)
(678.8)
(1,466.2)
(1,094.3)
(371.9)
(376.0)
(1,051.8)
(761.3)         (290.5)
-
– R’m
December 2012
(3,787.7)
(658.0)
(1,537.2)
(1,122.2)
(415.0)
(412.1)
(1,180.4)
(867.8)          (312.6)
-
Capital
March 2013
(2,155.6)               (550.5)
(881.9)
(746.5)
(135.4)
(121.5)
(510.7)
(422.4)
(88.3)
(91.0)
expenditure
December 2012
(2,777.6)
(654.3)
(873.2)
(697.9)
(175.3)
(265.7)
(834.2)
(713.1)
(121.1)
(150.2)
– R’m
Notional cash
March 2013
369,050
627,514
353,683
347,912
376,335
208,072
344,694
372,936         278,734
-
Expenditure
December 2012
377,663
672,974
334,545
311,714
432,138
222,448
388,769
455,066         253,923
-
– R/kg
Notional cash
March 2013
1,291
2,195
1,237
1,217
1,317
728
1,206
1,305              975
-
expenditure
December 2012
1,355
2,414
1,200
1,118
1,550
798
1,395
1,633              911
-
– US$/oz
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Gold Fields Results |

Underground and surface
South African rand and metric units
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
South
Deep
Total                Tarkwa
Damang
Cerro
Corona
Total             St Ives               Agnew
Ore milled/treated (000 tonnes)
- underground
March 2013
1,154
489
-
-
-
-
665
499
166
December 2012
1,243
538
-
-
-
-
705
539
166
- surface
March 2013
8,381
31
5,978
5,018
960
1,624
748                 734
14
December 2012
9,768
-
7,023
5,853
1,170
1,600
1,145               1,112
33
- total
March 2013
9,535
520
5,978
5,018
960
1,624
1,413               1,233
180
December 2012
11,011
538
7,023
5,853
1,170
1,600
1,850                1,651
199
Yield (grams per tonne)
- underground
March 2013
4.8
4.8
-
-
-
-
5.5                   4.6
8.1
December 2012
4.9
5.0
-
-
-
-
5.8                   4.5
10.0
- surface
March 2013
1.2
0.5
1.1
1.1
1.4
1.5
1.2                   1.2
0.9
December 2012
1.2
-
1.0
1.0
1.2
1.9
0.9                   0.9
1.5
- combined
March 2013
1.6
3.8
1.1
1.1
1.4
1.5
3.2                   2.6
7.6
December 2012
1.6
3.6
1.0
1.0
1.2
1.9
2.8                   2.1
8.6
Gold produced (kilograms)
- underground
March 2013
5,577
1,944
-
-
-
-
3,633
2,286
1,347
December 2012
6,057
1,950
-
-
-
-
4,107
2,450
1,657
- surface
March 2013
9,945
15
6,639
5,291
1,348
2,391
900                  888
12
December 2012
11,327
-
7,205
5,839
1,366
3,047
1,075                1,024
51
- total
March 2013
15,522
1,959
6,639
5,291
1,348
2,391
4,533               3,174
1,359
December 2012
17,384
1,950
7,205
5,839
1,366
3,047
5,182                3,474
1,708
Operating costs (Rand per tonne)
- underground
March 2013
1,297
1,382
-
-
-
-
1,234               1,070
1,728
December 2012
1,222
1,223
-
-
-
-
1,221               1,037
1,819
- surface
March 2013
248
90
245
218
387
232
309                 310
257
December 2012
232
-
219
192
355
258
279
278
324
- total
March 2013
375
1,305
245
218
387
232
744
617
1,614
December 2012
344
1,223
219
192
355
258
638
526
1,571
#
March quarter includes 84,000 tonnes (December quarter included 147,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Corporate Secretary
Karen Robinson
Tel: +27 11 562 9702
Fax: +27 11 562 9829
e-mail: karen.robinson2@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za
Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:  0871 664 0300 [calls cost 10p a minute plus
       network extras, lines are open 8.30am – 5pm
       Mon-Fri] or [from overseas]
       +44 20 8639 3399
Fax:+44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Forward looking statements
Certain statements in this document constitute
“forward looking statements” within the meaning of
Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of
1934.

Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results,
performance or achievements expressed or implied
by such forward looking statements. Such risks,
uncertainties and other important factors include
among others: economic, business and political
conditions in South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in connection
with past and future acquisitions, exploration and
development activities; decreases in the market
price of gold and/or copper; hazards associated
with underground and surface gold mining; labour
disruptions; availability, terms and deployment of
capital or credit; changes in government
regulations, particularly environmental regulations
and new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-economic
factors; industrial action; temporary stoppages of
mines for safety and unplanned maintenance
reasons; and the impact of the AIDS crisis in South
Africa. These forward looking statements speak
only as of the date of this document.

The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or
circumstances after the date of this document or to
reflect the occurrence of unanticipated events.
Website
www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (Chair) ° K Ansah
#
A R Hill ° R L Pennant-Rea *° G M Wilson ° N J Holland * (Chief Executive Officer) R P Menell °
D L Lazaro ° D N Murray ° R Dañino **° P A Schmidt (Chief Financial Officer) D M J Ncube °
* British
#
Ghanaian Canadian °Filipino ** Peruvian
° Independent Director
Non-independent Director

Administration and corporate information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 May, 2013
By:              /s/ Nicholas J. Holland
Name:         Nicholas J. Holland
Title:            Chief Executive Officer